07026538

RECEIVED

2007 SEP 17 A 11:-7

3rd September 2007

HBOS plc

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

Your Ref: 82/5222

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Exemption

SUPPL

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **01 August 2007 to 31 August 2007**.

Announcements made to the London Stock Exchange:-

2007.08.01	Interim Results Part 1
2007.08.01	Interim Results Part 2
2007.08.01	Additional Listing
2007.08.01	Rule 8.3 – ICI plc
2007.08.01	Director/PDMR Shareholding
2007.08.02	Transaction in Own Shares
2007.08.02	Hx House Price Index – July 2007
2007.08.02	Rule 8.3 – Reuters Group plc
2007.08.02	Rule 8.3 – Pipex Comm
2007.08.03	Rule 8.3 – Xansa plc
2007.08.03	Rule 8.3 – ICI plc
2007.08.03	Publication of Prospectus
2007.08.03	Publication of Prospectus
2007.08.03	Publication of Final Terms
2007.08.06	Rule 8.3 – Xansa plc
2007.08.08	Rule 8.3 – Reuters Group plc
2007.08.08	Rule 8.3 – Pipex Comm
2007.08.08	Publication of Final Terms
2007.08.08	Publication of Final Terms
2007.08.08	Director/PDMR Shareholding
2007.08.08	Director/PDMR Shareholding
2007.08.10	Transaction in Own Shares
2007.08.10	Directorate Change
2007.08.10	Director/PDMR Shareholding
2007.08.10	Director/PDMR Shareholding
2007.08.10	Rule 8.3 – Reuters Group plc
2007.08.13	Transaction in Own Shares

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

dw 9/18

2007.08.13	Rule 8.3 – Spice plc
2007.08.13	Rule 8.3 – ICI plc
2007.08.13	Publication of Final Terms
2007.08.14	Rule 8.3 – Friends Provident
2007.08.14	Rule 8.3 – ICI plc
2007.08.14	Rule 8.3 – Reuters Group plc
2007.08.14	Director/PDMR Shareholding
2007.08.15	Transaction in Own Shares
2007.08.15	Publication of Final Terms
2007.08.15	Rule 8.3 – Pipex Comm
2007.08.15	Rule 8.3 – Reuters Group plc
2007.08.16	Transaction in Own Shares
2007.08.16	Rule 8.3 – Reuters Group plc
2007.08.16	Rule 8.3 – Friends Provident
2007.08.17	Transaction in Own Shares
2007.08.17	Rule 8.3 – Friends provident
2007.08.17	Rule 8.3 – Pipex Comm
2007.08.20	Rule 8.3- Pipex Comm
2007.08.20	Director/PDMR Shareholding
2007.08.21	HBOS – Grampian ABCP
2007.08.21	Rule 8.3 – Reuters Group plc
2007.08.22	Rule 8.3 – Reuters Group plc
2007.08.22	Rule 8.3 – Pipex Comm
2007.08.23	Transaction in Own Shares
2007.08.23	Rule 8.3 – Reuters Group plc
2007.08.24	Rule 8.3 – ICI plc
2007.08.28	Rule 8.3 – Reuters plc
2007.08.29	Transaction in Own Shares
2007.08.29	Rule 8.3 – Imprint plc
2007.08.29	Rule 8.3 – Xansa plc
2007.08.29	Rule 8.3 – Reuters Group plc
2007.08.30	Transaction in Own Shares
2007.08.30	Rule 8.3 – ICI plc
2007.08.30	Rule 8.3 – Reuters Group plc
2007.08.31	Total Voting Rights

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	4,800 shares registered on 08.08.2007
1 Form 88(2)'s - Return of Allotment of	2,400 shares registered on 13.08.2007
1 Form 88(2)'s - Return of Allotment of	684 shares registered on 18.07.2007
1 Form 88(2)'s - Return of Allotment of	37,910 shares registered on 25.07.2007
1 Form 88(2)'s - Return of Allotment of	4,800 shares registered on 06.08.2007
1 Form 88(2)'s - Return of Allotment of	2,400 shares registered on 07.08.2007
1 Form 88(2)'s - Return of Allotment of	7,606,380 shares registered on 07.08.2007

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 28.06.07

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 29.06.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 02.07.07

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

pp Kenny Melville
Assistant Company Secretary

Regulatory Announcement

Go to market news section

RECEIVED

2007 SEP 17 A 11:07

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Interim Results Part 1
Released	07:01 01-Aug-07
Number	2803B

1 August 2007

HBOS plc Interim Results 2007

Stock Exchange Announcement

Contents

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i... 01/08/2007

HBOS plc 2007 Interim Results

Group Highlights

- Profit before tax up 13% to £2,997m.
- Underlying profit before tax up 13% to £2,962m.
- Basic earnings per share up 22%[1] to 55.1p.
- Underlying earnings per share up 16%[1] to 54.6p.
- Interim dividend up 23% to 16.6p, with the expected full year divi payout ratio increasing from 41% to around 46%.
- Share buyback totals £394m year to date out of our current £! programme.
- Group post tax RoE increases to 21.0% (H1 2006 20.5%).
- Group net interest margin at 168bps (H2 2006 171bps, H1 174bps).
- Lending grows at an annualised 10% to £395.2bn; customer dep grow at an annualised 14% to £227.1bn.
- Impaired loans flat at 2.19% of advances (end 2006 2.18%); cl provisions represent 0.79% of advances (end 2006 0.82%).
- Underlying operating income up 11% at £6,427m (H1 2006 £5,797
- Underlying net interest income 1% lower at £3,626m (H1 £3,647m). On a like-for-like basis[2], underlying net interest inco 4% higher.
- Underlying non-interest income 30% higher at £2,801m (H1 £2,150m).
- Group underlying operating expenses up 8% at £2,563m (H1 £2,369m).
- Group cost:income ratio improves to 39.9% (H1 2006 41.3%).
- Tier 1 capital ratio 8.0%, total capital ratio 12.0% (end 2006 8.1% 12.0%).

Divisional Highlights

- Underlying profit before tax in Retail down 8%, Corporate up Insurance & Investment up 10%, International up 12% and Treas Asset Management up 24%.
- Annualised lending; Retail up 4%, Corporate up 14%, Internation 34%.
- Retail estimated market shares; UK gross mortgage lending 19% net mortgage lending 8%, new Current Accounts 24%, House Sector Liquid Assets 16%, and new Credit Card accounts 10%.
- Annualised customer deposit growth; Retail up 9%, Corporate up and International up 27%.
- General Insurance sales fall 1% (excluding Paymentshield); House up 8%, Repayment down 9% and Motor up 9%.
- UK Investment sales rise 11% to £1,004m APE; Bancassuranc 16%, Intermediary down 10% and Wealth Management up 32%.
- Cost:income ratios; Retail 38.8% (H1 2006 38.5%), Corporate 2. (H1 2006 27.1%), International 47.0% (H1 2006 44.1%) and Trea & Asset Management 47.2% (H1 2006 46.4%).
- Net interest margins; Retail 173bps (H2 2006 176bps, H1 180bps), Corporate 212bps (H2 2006 213bps, H1 2006 237bps). International 190bps (H2 2006 198bps, H1 2006 197bps).
- Impaired loans; Retail 2.67% (end 2006 2.72%) of closing adva Corporate 1.58% (end 2006 1.30%) and International 1.17% (end 1.19%).

Supplementary EV Information[3]	•	Underlying earnings per share on a Full EV basis 5% higher reported under IFRS.
	•	Total Group embedded value (net of tax) on a Full EV basis of £7 £2.7bn higher than reported under IFRS.
	•	New Business Contribution from UK Investment Business on a Fu basis £255m higher than under IFRS (H1 2006 £235m).

(1) Growth in basic EPS is higher than growth in underlying EPS because we have excluded from the latter the net favourable items detailed in the reconciliation on page 14.

(2) Excluding the impact of the sale of Drive, the acquisition of Lex and non-interest income bearing Treasury investments analysed on page 56.

(3) The Full EV basis shows the Group's results had investment contracts been accounted for on an Embedded Value basis rather than the IFRS reporting basis. This is further explained in the supplementary Embedded Value information on pages 76 to 79.

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i... 01/08/2007

Profit momentum

In the first half of 2007, HBOS has again delivered another strong set of res with further momentum in underlying earnings from the Group's increasi balanced range of businesses.

Reported profit before tax increased by 13% to £2,997m (H1 2006 £2,654m) underlying profit before tax increased by 13% to £2,962m (H1 2006 £2,612 Each division, with the exception of Retail, delivered double digit underlying p growth.

This profit performance, together with the positive contribution from recent sl buyback programmes, delivered underlying earnings per share up 16% to 5 (H1 2006 47.0p) and an increase in post tax return on equity to 21.0% (H1 2 20.5%).

These results demonstrate that we are now benefiting from five years diversifying our earnings base, allowing us to deliver double digit earn growth even in tougher retail markets. We have also yet again delivered on pledge of achieving further improvements in our cost:income ratio. This has straight through to improved returns for our shareholders.

The 16% increase in underlying earnings per share at the same time as a fur reduction in the cost:income ratio demonstrates the strength and diversity of HBOS UK and International operating model.

Dividends and Capital

Since our last step change in capital management in 2005, HBOS has retui £2.4bn of surplus capital to shareholders via share buybacks and maintaine dividend payout ratio of around 41%, with dividends increasing closely in with earnings.

It is clear that HBOS has a strong capital generation capability, as a nat consequence of returns on equity running above 20%, increased ca generation from our Investment businesses, and the benefits to be derived f the move to Basel II. The combination of this strong capital generation and confidence in future earnings momentum, has led us to conclude that we sh now enhance our approach to capital management still further.

We intend therefore, without sacrificing any of our current capacity to sup growth, to step up our dividend payout ratio from 41% to around 46% in 2007

As a result, we have today declared an interim dividend of 16.6p, an increas 23% over the first half of 2006, and it is our intention that the full year divid for 2007 will increase to reflect the enhanced 46% payout ratio. Following step change in the level of dividend payout, our policy will be to incre dividends broadly in line with underlying earnings growth. We will also conti to use share buybacks as a flexible tool by which we return capital in exces the amount required to support growth in any particular year.

Our Tier 1 ratio of 8.0% at 30 June 2007 (end 2006 8.1%) remains at our Ba target level and our total capital ratio was 12.0% (end 2006 12.0%). We ex to brief the market on the benefits to emerge over time from our future Bas capital position at our 2007 Preliminary Results in February 2008, a confirmation from the FSA of our new capital requirements. In the meantime remain on track to complete our 2007 share buyback programme of £50 £394m of shares having been bought back for cancellation year to date.

Growth

Advances to customers increased by an annualised 10% to £395.2bn (end 2 £376.8bn). While Retail advances grew by 4%, Corporate and International l delivered excellent growth rates with advances increasing by 14% and 3 respectively.

Customer deposits have also grown strongly by an annualised 14% to £227. (end 2006 £211.9bn) and investment funds under management have growi an annualised 10% to £139.6bn (end 2006 £132.8bn).

Margins

The Group net interest margin reduced by 3bps in the first half of 2007 to 16E (H2 2006 171bps, H1 2006 174bps).

In Retail, an overall 3bps fall in the margin reflects strong competition in mortgage market, offset by increased margins from banking and sav products. In Corporate, margins fell 1bp as our selective hold appetite contir to focus on managing overall returns. In International, margins have decli 8bps mainly as a result of business mix changes as we source a hi(proportion of income from retail markets in Australia and Ireland.

In the UK Investment Business, new business profitability improved to 29% / (H2 2006 27%, H1 2006 26%).

Efficiency

Underlying operating income increased by 11% to £6,427m (H1 2006 £5,79 whilst underlying operating expenses increased by 8% to £2,563m (H1 2 £2,369m).

Underlying net interest income increased by 4% on a like-for-like basis bul 1% on the comparative period, primarily reflecting lower growth in Retail and impact of the Drive and Lex transactions in 2006. Underlying non-inte income increased by 30%, reflecting strong realisations in Corporate, part offset by lower fee income in Retail.

Positive operating 'jaws' thus delivered a reduction in the Group cost:inc ratio to 39.9% (H1 2006 41.3%). This improvement in our cost:income ratio achieved despite expenses incurred in the first stages of our efficie programme and we are on track to deliver our goal of a mid-thirties cost:inc ratio by 2010.

Allowing for the timing of our investments supporting our International expan and our efficiency programme, we continue to expect that cost growth for year as a whole will be around 7%.

Credit Quality

The credit environment across the Group remains benign by historic stand: and in line with previous trends. Impaired loans as a % of advances were st: at 2.19% (end 2006 2.18%) whilst impairment losses increased by 11% £963m (H1 2006 £864m) representing 0.25% of average customer advar (H1 2006 0.24%).

In Retail, we believe unsecured impairments have now peaked, with combination of impaired loans as a % of advances being slightly lower thar months ago and an increase in provision coverage of impaired loans in the half of 2007 supporting the view that unsecured impairment losses will be lc in the second half. Secured impairments and provisioning continue to reflect strong collateral in our book.

Corporate credit conditions remain robust with impairment losses in the first of 2007 lower than in the second half last year. In International, credit condit also remain robust.

Taxation and Regulation

As a result of the 2007 Finance Act, the main UK corporation tax rate will rec from 30% to 28% from April 2008. This has resulted in a net benefit of £97i reported attributable profit arising from a reduction in deferred tax net liabilitie £110m offset by a £13m (£18m pre-tax) reduction to the value of leasing ass This one-off net benefit has been excluded from our underlying results.

Regulatory pressure across the UK retail banking industry is currently tempe the prospects for more positive momentum in non-interest income. In the mi of 2006, we reduced Credit Card default fees in response to an OFT ruling Mortgage exit fees in response to a FSA determination, the combined impa which is expected to be a £65m reduction in fee income throughout 2007.

The publicity generated by the OFT market study into current account chai has generated an industry wide increase in customer requests for refund current account service fees (in particular, unauthorised overdraft fees). In first half of 2007, such refunds, including amounts agreed in principle but not paid, together with the associated administration costs, amounted to £79m, were reported outside of our underlying results as they relate predominantl fees charged in prior years. On 27 July it was announced that we, along seven other major UK current account providers, had reached agreement the OFT to start legal proceedings in the High Court of England and Wales f declaration to resolve legal uncertainties concerning the level, fairness lawfulness of unauthorised overdraft charges. In the meantime, we and other major UK current account providers are seeking a stay of all current potential future Court proceedings regarding these fees which are broi against us in the UK, prior to the resolution of the test case. We have obtained the consent of the Financial Ombudsman not to proceed consideration of the merits of any complaints concerning these charges that referred to him prior to the resolution of the test case. The outcome of the case is unlikely to be known for at least 12 months. Given the very early st of these proceedings and the uncertainty as to their outcome, it is not practic at this time to estimate any potential financial effect.

The Competition Commission review of Payment Protection Insurance expected to run well into next year and in the meantime it is likely that growt this market will not only be curbed by the appetite for unsecured credit but by the uncertainty of the review's outcome.

Finally, we welcome the Competition Commission's enquiry into the regula regime, including price controls for SME banking services. This is a marke which we are currently under-represented and thus we intend to press measures that will also help stimulate more customer choice.

Retail

Underlying profit before tax decreased by 8% to £1,043m (H1 2006 £1,133m)

Underlying net operating income was unchanged against the first half of 2(net interest income growth being held back by lower mortgage net lending non-interest income falling as the full year effect of changes to Credit Card in 2006 emerges.

Underlying operating expenses also remained flat compared to the first ha 2006 reflecting further productivity improvements and the cost:income r remained broadly stable at 38.8% (H1 2006 38.5%).

Advances increased by an annualised 4% reflecting our lower net mortg share and our continuing caution in unsecured markets, whilst depo increased by an annualised 9%. The overall movement in net interest margi 173bps (H2 2006 176bps, H1 2006 180bps) reflects strong pressure mortgages largely offset by better margins on liability products.

In Mortgages, our estimated gross lending market share in the first half of 2 was lower at 19% (2006 21%) as a consequence of the pricing stra introduced in the second half of 2006 which was designed to trade an elemei gross share for improved margins and lower principal repaid. Our estim share of principal repaid, however, remained at 24% (2006 24%), the pricing strategy proving to be largely unsuccessful. The combination of th factors saw our estimated share of net lending reduce to 8% (2006 17%).

Having taken corrective action to our pricing strategy, the strength of the HE franchise has been demonstrated by the speed with which we have returne our 15-20% net lending range in May and June. We also expect to trade in range through the second half of the year.

The mortgage market has gone through a significant structural change over last year, which has seen declining margins and shortening average lives part, this is a natural consequence of our continuing preference to take arc 30% of our lending from the specialist sector where the returns are higher the average life shorter, owing to the highly intermediated nature of specialist market. However, HBOS, with our five brand distribution strengths our low cost base, is particularly well placed to emerge from the current char in the mortgage market as a clear long term winner.

Elsewhere in Retail, we continue to make good progress with product s across the Retail product range. The real strength of the HBOS franchis best illustrated by our performance on the liability side of the balance sheet (the past six months. In Bank Accounts, our high interest current accc backed up with a high profile TV campaign, has been very successful and have increased our share of new current accounts to 24%.

Savings inflow has also been extremely encouraging. We are success exploiting our position as the "clear number one" in Savings and we are se growth in customer numbers and balances ahead of the market. In total have opened over 900,000 new savings accounts, with around 16% of thes new customers. Savings balances increased by an annualised 11%.

Retail credit trends are robust and in line with our previous guidance. R impaired loans as a % of closing advances decreased to 2.67% (end 2 2.72%). Secured impaired loans as a % of closing advances were slic higher at 1.86% (end 2006 1.84%) reflecting a modest increase in speci arrears offset by continuing improvements in mainstream arrears. Secı impairment losses were again minimal, reflecting the strong collateral in book.

Retail unsecured impaired loans as a % of advances decreased to 12.9% (2006 13.2%) giving us confidence that, when coupled with recent trend respect of IVAs and insolvencies, unsecured impairments have now peak Unsecured impairment losses in the first half of 2007 increased by 3 strengthening unsecured provision coverage from 71% to 76%, our expecta being that the improving trend of unsecured impairments will lead to a lc charge in the second half.

Underlying profit before tax increased 54% to £1,243m (H1 2006 £809m) wi continued excellent performance from the core UK operations supplemented by strong growth from our European operations.

Underlying net operating income increased by 42%, reflecting good lending income and very strong revenues from the investment portfolio. Underlying interest income was broadly stable with the net interest margin at 212bps 2006 213bps, H1 2006 237bps), the corresponding period last year benef from the inclusion of Lex as a joint venture and from higher levels of e redemption premia. The strength of the Corporate franchise is demonstrate the achievement of a stable margin against the second half of 2006, whilst delivering good growth in lending.

Corporate

Underlying operating expenses increased by 19% which included consolidation of Lex from 31 May 2006. Excluding Lex, the increase underlying expenses was 13% as a result of performance based remunera and continued investment in enhanced risk management capabilities.

We continue to approach the UK corporate market from a selective and caut standpoint. Despite the strong deal flow in the market, we have not particip in deals with sub-optimal risk-adjusted returns or weaker covenants. Howe the strength of our franchise and, in particular, our partnership approach clients, has supported strong ongoing growth.

Lending originations grew at an annualised 22% but, as in previous years, utilised sell down, this time to a hold level of 14% annualised growth. Both origination and hold growth rates are ahead of the 2006 outcome, reflecting strength of both our origination franchise and our distribution capabilities.

Customer deposits increased by an annualised 12% to £41.9bn (end 2 £39.5bn) as we completed the move to focus our deposit gathering on sou suitable for funding purposes.

The book value of the investment portfolio increased to £2.9bn (end 2 £2.6bn) despite strong first half realisations. The stock of unrealised gain broadly unchanged from the start of the year and the portfolio continues to exceptionally well diversified across more than 600 investments.

Corporate credit quality remains robust. While impaired loans as a % advances increased to 1.58% (end 2006 1.30%), impairment losses as a % average advances improved to 0.25% against the second half of 2006 (H1 2 0.22%, H2 2006 0.29%). Forward looking credit indicators remain favour although we continue to exercise caution in our underwriting and pri disciplines at this stage in the credit cycle. In particular, given the potentia reduced liquidity in the secondary markets, we continue to underwrite and p our originating activity on the assumption that we would be comfortable hol the business on our balance sheet if required to do so.

Insurance & Investment

Underlying profit before tax increased by 10% to £316m (H1 2006 £287m).

Underlying profit before tax for the General Insurance business reduce £107m (H1 2006 £163m) as a result of a significant increase in claims ari directly from the storms in January and the floods in June, the latter e estimated to have cost £60m in claims. The recent flooding in south and ce England in July will give rise to further significant claims. Our cur expectation is that the claims arising from this latest event will be mode higher than that for the June floods.

General Insurance sales fell 1% to £868m GWP (H1 2006 £874m exclu Paymentshield of £45m). Household Insurance sales increased by 8%, strong volume growth in our branch network and improved cross sales intermediaries more than offset a competitive pricing environment. M Insurance sales increased 9%, benefiting from esure's prominent position in growing internet segment. Repayment Insurance sales fell by 9% a consequence of reduced consumer credit volumes and the uncertainty ari from the Competition Commission enquiry into Payment Protection Insurance

Underlying profit before tax for our Investment Business increased by 69% £209m (H1 2006 £124m), reflecting the growth in profits from investn business as the existing book of business grows in relative size.

UK Investment sales increased by 11% to £1,004m APE (H1 2006 £904 Bancassurance sales increased by 16% as further productivity gains allowe to consolidate our position as the market leader. In the Intermediary market, more selective value based approach which saw us withdraw from the Gr pensions market in the first half of 2007, resulted in 10% lower sales. We

Management enjoyed an outstanding first half with sales up 32%. New busir profitability improved to 29% of APE (H2 2006 27%, H1 2006 26%), well at our 25% benchmark.

On pages 76 to 79, we have provided supplementary embedded value ('Full information for our Investment Business. On a Full EV basis, in the six mo to 30 June 2007, Group underlying profit before tax was £136m higher t under IFRS and underlying earnings per share was 2.5p or 5% higher. The net of tax embedded value for our UK Investment Business at 30 June 2007 £6,681m, £2,735m (end 2006 £2,525m) higher than reported under IFRS.

International

Underlying profit before tax in International increased by 12% to £327m 2006 £293m, restated to exclude our European corporate business w transferred to Corporate in the first half of 2007 and Drive which was sol December 2006). This is a particularly strong result given the significant le of investment we are making across the division. Profits from our overs operations (i.e. International, Corporate Europe and overseas Treasury offi now account for 13% of Group underlying profit before tax.

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In Australia, underlying profit before tax increased 4% to £144m (H1 2 £139m). In local currency the increase was 16%. Underlying net opera income increased by 18% reflecting strong lending and deposit gr (annualised 40% and 35% respectively) in a buoyant economy, with s margin erosion due to business mix and a competitive commercial environm Underlying expenses increased by 29% in line with the continuing investme our distribution network and the recently announced branch expansion on East Coast, where we plan to open more than 125 retail branches and business banking centres over the next 3 to 4 years.

Impaired loans as a % of closing advances were largely unchanged at 0.9 (end 2006 1.00%). Impairment losses as a % of average advances were unchanged at 0.13% (H1 2006 0.13%).

In Ireland, underlying profit before tax increased by 14% to £80m (H1 2 £70m). Underlying net operating income increased by 16% reflecting st lending and deposit growth (annualised 23% and 10% respectively). Underl expenses increased by 24% in line with our investment in the Retail expans with a market leading personal current account launched in May and we ar track to achieve our branch roll-out target for the remainder of the year.

Impaired loans as a % of advances decreased slightly to 1.82% (end 2 1.87%) and impairment losses as a % of average advances decreased to 0.((H1 2006 0.09%) reflecting a generally benign credit environment.

In Europe & North America, underlying profit before tax increased by 23% £103m (H1 2006 £84m) driven by growth in European Financial Services ('E and North America. Underlying net operating income increased by : primarily reflecting annualised 34% lending growth, at broadly stable mar Underlying operating expenses increased by 22% due to investment in expansion of our distribution capabilities, particularly in North America Spain.

Impaired loans as a % of advances increased to 0.49% (end 2006 0.47 Credit performance remains strong with impairment losses as a % of ave advances stable at 0.04% (H1 2006 0.05%).

Treasury & Asset Management

Underlying profit before tax increased by 24% to £194m (H1 2006 £156 Underlying net operating income increased by 24% driven by strong sales trading income. Underlying operating expenses increased by 26% as continue to invest in the expansion of our Treasury operations, particularl support of International growth. A notable feature of the first half's performa was the increasing use of non-interest income bearing investments that have effect of reducing net interest income in favour of non-interest income returns

In the first half of 2007, Treasury arranged 5 capital issues on behalf of HE plc raising approximately £2.0bn in sterling equivalent and supported the rai of £11.6bn from existing funding programmes, comprising £3.2bn of cove bonds and £8.4bn of securitisations.

Total funds under management of our Asset Management businesses increa to £112.3bn (end 2006 £107.8bn). The increase was after the transfer of £4. of client funds as part of an agreed sale of Equitable Life funds. Excluding transfer, funds under management increased by an annualised 16%, drive strong support for Insight's Liability Driven Investment and Fixed Inc products and Invista's property funds.

Outlook and Strategy

The UK economy continues to grow at a rate above its long term trend. T together with inflation above the MPC target rate, is fuelling market expectat of at least one more increase in Base Rates, additionally impacting affordal in the second half of 2007. House price growth is therefore expected to slo the second half. We expect to see a similar controlled slowdown in commercial property market over the next 12 months.

On the liability side of the balance sheet, the outlook remains positive and expect to see continued strong growth right across the range of our savings investment businesses during the rest of 2007.

Our strategy is based around four clear strands: Growing the UK franch targeted international growth, cost leadership and capital discipline.

With annualised growth currently running at around 10% and mortgage len back on track, we are seeing good progress across the range of UK grc opportunities, with a particularly pleasing performance on the liability side of balance sheet.

In Corporate, the strength and reputation of our franchise, together with investment in enhanced risk management capability, has enabled us to conti to be selective in our hold appetite while still participating in value enhan opportunities.

Internationally we are delivering well on our growth agenda and ma significant investments in retail and commercial distribution in Australia Ireland to support our long term ambitions.

Cost leadership and improving efficiency are clear hallmarks of value creatio HBOS. We have made another substantial improvement to our cost:income r in the first half of 2007 and we are on track to achieve the mid-thi cost:income ratio by the end of 2010.

Our view on the importance of capital discipline and efficiency at HBOS unchanged. We will complete our £500m share buyback programme this ye In addition, today's 23% interim dividend increase demonstrates how our ca discipline and efficiency is translated into a higher payout ratio for shareholders. Above all, today's dividend increase points to the confidence have in our future.

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FINANCIAL HIGHLIGHTS

	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	31.1[illegible]
Divisional underlying profit before tax*				
Retail	**1,043**	1,133	1,231	
Corporate	**1,243**	809	967	
Insurance & Investment	**316**	287	294	
International	**327**	293	324	
Treasury & Asset Management	**194**	156	194	
Group Items	**(161)**	(111)	(130)	
Drive		45	45	
Group underlying profit before tax	**2,962**	2,612	2,925	
Profit attributable to ordinary shareholders	**2,063**	1,729	2,091	
Balance Sheet				
Loans and advances to customers ('Advances')	**395,210**	361,631	376,808	3[illegible]
Total assets	**624,090**	570,433	591,029	5[illegible]
Customer deposits	**227,117**	208,137	211,857	2[illegible]
Debt issued(1)	**204,190**	189,523	203,342	2[illegible]
Shareholders' equity (excluding minority interests)	**21,521**	19,088	20,685	[illegible]
Capital Adequacy	**%**	%	%	
Tier 1 capital ratio	**8.0**	8.1	8.1	
Total capital ratio	**12.0**	12.2	12.0	
Performance Ratios	**%**	%	%	
Post tax return on mean equity(2) (3)	**21.0**	20.5	21.0	
Cost:income ratio(2) (4)	**39.9**	41.3	40.7	
Net interest margin(3) (4)	**1.68**	1.74	1.71	
Per Ordinary Share				
Earnings (basic)(5)	**55.1p**	45.3p	55.3p	
Earnings (underlying)(5)	**54.6p**	47.0p	53.5p	
Dividends	**16.6p**	13.5p	27.9p	
Dividend growth	**23%**	15%	15%	
Net asset value	**541p**	469p	516p	
Share Information				
Closing number of ordinary shares in issue (millions)	**3,745**	3,801	3,764	
Average number of ordinary shares in issue for basic and underlying EPS (millions)	**3,746**	3,819	3,773	
Value of shares bought back for cancellation (£m)	**394**	502	480	
Average price per share of buyback	**£10.45**	£9.57	£10.51	

* Refer to Definition of Underlying on page 13.

Notes 1 – 5 refer to page 14.

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Definition of Underlying

References to underlying incorporate the following adjustments:

- Excluding Retail banking fee refunds, the impact of the change in corporation tax rate, the profit on sa Drive, mortgage endowment compensation, goodwill impairment, policyholder tax payable, the impa short term fluctuations ('STFs') and changes to economic assumptions for Long Term Assur Business accounted for on an embedded value basis;

- Netting against income of operating lease depreciation, impairment on investment securities, chang insurance and investment contract liabilities, change in unallocated surplus and net claims incurre insurance contracts; and

- Including share of profits of associates and jointly controlled entities within underlying non-interest inc

The following table summarises the movements between underlying profit before tax and profit before tax:

	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	Y en 31.12.2
Underlying profit before tax	**2,962**	2,612	2,925	5
Retail banking fee refunds	**(79)**			
Impact of the 2008 change in corporation tax rate on the value of leasing assets (6)	**(18)**			
Profit on sale of Drive			180	
Mortgage endowment compensation			(95)	
Goodwill impairment	**(2)**		(55)	
Policyholder tax payable	**167**	134	86	
Short term fluctuations (7)	**(33)**	(92)	11	
Profit before tax	**2,997**	2,654	3,052	5

Notes 6 – 7 refer to page 14.

Notes

(1) The figures for debt issued comprise debt securities in issue and other borrowed funds.

(2) Calculated on an underlying basis.

(3) Annualised.

(4) Excluding the impact of Drive.

(5) Basic earnings per share is based on profit attributable to ordinary shareholders of £2,063m (H1 2006 £1,729n weighted average number of ordinary shares in issue of 3,746m (H1 2006 3,819m). Underlying earnings per sh based on underlying profit attributable to ordinary shareholders of £2,046m (H1 2006 £1,794m).

	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	e 31.12.:
Profit attributable to shareholders	**2,114**	1,759	2,120	3
Preference dividends	**(51)**	(30)	(29)	
Profit attributable to ordinary shareholders	**2,063**	1,729	2,091	3
Retail banking fee refunds	**55**			
Impact of the 2008 change in corporation tax rate on:				
the value of leasing assets (6)	**13**			
deferred tax net liabilities(6)	**(110)**			
Profit on sale of Drive			(180)	
Mortgage endowment compensation			67	
Goodwill impairment	**2**		55	
Short term fluctuations	**23**	65	(8)	
Profit of disposal group classified as held for sale attributable to ordinary shareholders			(3)	
Underlying profit attributable to ordinary shareholders	**2,046**	1,794	2,022	3

(6) As a result of the 2007 Finance Act, the main UK corporation tax rate will reduce from 30% to 28% from April 2(This has resulted in a net benefit to profit attributable to ordinary shareholders of £97m in H1 2007, comprising £110m reduction in deferred tax net liabilities and a £13m (£18m pre-tax) reduction to the value of leasing asse which contain tax variation clauses that pass on the benefit of tax changes to customers.

(7) Short term fluctuations represent the impact of fluctuations in investment returns relative to those based on l term assumptions and variances in policyholder tax payable from an expected charge for the period.

KEY DIVISIONAL STATISTICS

	Half year ended 30.06.2007	Half year ended 30.06.2006	Half year ended 31.12.2006	31.1
Retail				
Underlying profit before tax (£m)(1)	**1,043**	1,133	1,231	2
Gross mortgage lending (£bn)	**33.6**	35.2	38.4	
Net mortgage lending (£bn)	**4.3**	10.3	8.5	
Gross mortgage lending market share (estimated) (%)	**19**	22	21	
Principal repaid mortgage lending market share (estimated) (%)	**24**	23	24	
Net mortgage lending market share (estimated) (%)	**8**	21	14	
Stock of mortgages market share (estimated) (%)	**20**	21	21	
Customer deposits (£bn)	**151.3**	135.9	144.6	1
Share of UK Household Sector Liquid Assets (estimated) (%)	**16**	16	16	
Loans and advances to customers (£bn)	**242.1**	229.1	237.7	2
Risk weighted assets (£bn)	**109.6**	112.2	112.4	1
Impairment losses as a % of average advances (%)	**0.28**	0.26	0.22	
Impairment provisions as a % of impaired loans (%)	**32**	32	33	
Impairment provisions as a % of closing advances (%)	**0.86**	0.92	0.89	
Impaired loans as a % of closing advances (%)	**2.67**	2.91	2.72	
Net interest margin (%)(2)	**1.73**	1.80	1.76	
Cost:income ratio (%)(3)	**38.8**	38.5	38.2	
Corporate				
Underlying profit before tax (£m)(1)	**1,243**	809	967	1
Loans and advances to customers (£bn)	**95.8**	86.0	89.6	
Customer deposits (£bn)	**41.9**	41.1	39.5	
Risk weighted assets (£bn)	**111.9**	100.7	106.5	1
Impairment losses as a % of average advances (%)	**0.25**	0.22	0.29	
Impairment provisions as a % of impaired loans (%)	**49**	61	63	
Impairment provisions as a % of closing advances (%)	**0.78**	0.82	0.82	
Impaired loans as a % of closing advances (%)	**1.58**	1.35	1.30	
Net interest margin (%)(2)	**2.12**	2.37	2.13	
Cost:income ratio (%)(3)	**22.8**	27.1	26.8	
Insurance & Investment				
Underlying profit before tax (£m)(1)				
Insurance & Investment	**316**	287	294	
General Insurance	**107**	163	141	
Investment Business	**209**	124	153	
General Insurance sales (Gross Written Premiums) (£m)	**868**	919	975	1
Investment sales (Annual Premium Equivalent) (£m)(4)	**1,004**	904	913	1

Half year ended 30.06.2007	Half year ended 30.06.2006	Half year ended 31.12.2006	31.1…

International

Underlying profit before tax (£m)(1)	**327**	293	324	
Loans and advances to customers (£bn)	**56.8**	42.7	48.7	
Customer deposits (£bn)	**19.8**	14.3	17.5	
Risk weighted assets (£bn)	**47.7**	37.2	41.3	
Impairment losses as a % of average advances (%)	**0.09**	0.11	0.12	
Impairment provisions as a % of impaired loans (%)	**42**	43	42	
Impairment provisions as a % of closing advances (%)	**0.49**	0.51	0.51	
Impaired loans as a % of closing advances (%)	**1.17**	1.18	1.19	
Net interest margin (%)(2)	**1.90**	1.97	1.98	
Cost:income ratio (%)(3)	**47.0**	44.1	45.0	
Investment sales (Annual Premium Equivalent) (£m)(4)	**41**	39	64	

Treasury & Asset Management

Underlying profit before tax (£m)(1)	**194**	156	194	
Risk weighted assets (£bn)	**15.4**	14.5	15.0	
Net interest margin (bps)(2)	**5**	7	6	
Cost:income ratio (%)(3)	**47.2**	46.4	47.7	
Asset Management funds under management (£bn)	**112.3**	96.6	107.8	1
Total Group funds under management (£bn)	**139.6**	110.1	132.8	1

(1) Refer to Definition of Underlying on page 13.

(2) Annualised.

(3) Calculated on an underlying basis.

(4) Annual Premium Equivalent ('APE') is calculated as annual premiums plus 10% of single premiums.

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SUMMARY CONSOLIDATED INCOME STATEMENT

	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	e 31.12
Underlying net interest income (1)	**3,626**	3,647	3,753	7
Underlying non-interest income (1)	**2,801**	2,150	2,567	4
Underlying net operating income (1)	**6,427**	5,797	6,320	12
Underlying operating expenses (1)	**(2,563)**	(2,369)	(2,539)	(4.
Impairment losses on loans and advances	**(963)**	(864)	(878)	(1
Underlying operating profit (1)	**2,901**	2,564	2,903	5
Non-operating income	**61**	48	22	
Underlying profit before taxation (1)	**2,962**	2,612	2,925	5
Retail banking fee refunds	**(79)**			
Impact of the change of corporation tax rate on the value of leasing assets	**(18)**			
Profit on sale of Drive			180	
Mortgage endowment compensation			(95)	
Goodwill impairment	**(2)**		(55)	
Policyholder tax payable	**167**	134	86	
Short term fluctuations	**(33)**	(92)	11	
Profit before taxation	**2,997**	2,654	3,052	5
Tax on profit	**(858)**	(865)	(907)	(1
Profit after taxation	**2,139**	1,789	2,145	3
Profit of disposal group classified as held for sale	**4**		5	
Profit for the year	**2,143**	1,789	2,150	3
Attributable to:				
Parent company shareholders	**2,114**	1,759	2,120	3
Minority interests	**29**	30	30	
	2,143	1,789	2,150	3

SUMMARY CONSOLIDATED BALANCE SHEET

	As at 30.06.2007 £m	As at 30.06.2006 £m	31.12
Assets			
Loans and advances to customers	**395,210**	361,631	376
Investment securities	**120,864**	113,271	117
Other assets	**108,016**	95,531	97
Total Assets	**624,090**	570,433	591
Liabilities			
Customer accounts	**227,117**	208,137	211
Debt securities in issue	**181,477**	169,449	183
Other borrowed funds	**22,713**	20,074	19
Other liabilities	**170,902**	153,480	154
Total Liabilities	**602,209**	551,140	569
Shareholders' Equity (excluding minority interests)	**21,521**	19,088	20
Minority interests	**360**	205	
Shareholders' Equity	**21,881**	19,293	21
Total Liabilities and Shareholders' Equity	**624,090**	570,433	591

(1) Refer to Definition of Underlying on page 13.

RETAIL

Underlying profit before tax in Retail decreased by 8% to £1,043m (H1 2006 £1,133m). Underlying net operating income remained flat at £2,717m (H1 2006 £2,729m), primarily as a result of lower net lending share in Mortgages and downward pressure on fee income, in particular in respect of Credit Card default fees. Lending increased by 4% (annualised) and customer deposits increased by 9% (annualised).

Underlying operating expenses remained flat and, as a consequence, the cost:income ratio remained stable at 38.8% (H1 2006 38.5%). Impairment losses increased by 15%, strengthening provision coverage in respect of unsecured impairments. Impairments in our unsecured portfolio have, we believe, now reached their peak.

Financial Performance

Income Statement	**Half year ended 30.06.2007 £m**	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	Y en 31.12.2
Net interest income	**2,087**	2,047	2,141	4,
Underlying non-interest income	**630**	682	670	1,
Mortgages and Savings	**256**	241	252	
Banking	**220**	217	211	
Business Banking	**20**	13	18	
Personal Loans	**66**	57	52	
Credit Cards	**116**	152	134	
Other	**22**	24	25	
Fees and commission income	**700**	704	692	1,
Fees and commission expense	**(55)**	(31)	(35)	
Other operating income	**14**	8	12	
Share of profits of associates and jointly controlled entities	**(7)**	1	1	
Impairment on investment securities	**(22)**			
Underlying net operating income	**2,717**	2,729	2,811	5,
Underlying operating expenses	**(1,053)**	(1,052)	(1,075)	(2,
Staff	**(524)**	(524)	(532)	(1,
Accommodation, repairs and maintenance	**(4)**	(5)	(5)	
Technology	**(25)**	(25)	(29)	
Marketing and communication	**(87)**	(94)	(85)	(
Depreciation:				
Property and equipment and intangible assets	**(37)**	(34)	(35)	
Other	**(43)**	(50)	(51)	(
Sub total	**(720)**	(732)	(737)	(1,
Recharges:				
Technology	**(129)**	(131)	(132)	(
Accommodation	**(137)**	(122)	(140)	(
Other shared services	**(67)**	(67)	(66)	(
Underlying operating profit before provisions	**1,664**	1,677	1,736	3,
Impairment losses on loans and advances	**(678)**	(592)	(505)	(1,
Underlying operating profit	**986**	1,085	1,231	2,
Non-operating income	**57**	48		
Underlying profit before tax	**1,043**	1,133	1,231	2,
Net interest margin	**1.73%**	1.80%	1.76%	1.
Impairment losses as a % of average advances	**0.28%**	0.26%	0.22%	0.
Cost:income ratio	**38.8%**	38.5%	38.2%	38

Operating Income and Margins
Total underlying net operating income remained flat at £2,717m (H1 2006 £2,729m). Net interest income grew by 2% to £2,087m (H1 2006 £2,047m) but underlying non-interest income declined by 8% to £630m (H1 2006 £682m). Fees and commission income fell by £4m to £700m (H1 2006 £704m) including a £36m reduction in Credit Card related fees, attributable to the industry wide changes following the OFT enquiry in the second half of 2006.

The table below summarises the movements in net interest margins and spreads.

Net Interest Margins and Spreads	**Half year ended 30.06.2007 £m**	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	Ye end 31.12.20
Net Interest Income:				
Interest receivable	**7,914**	6,881	7,450	14,3
Interest payable	**(5,895)**	(4,908)	(5,376)	(10,2
Capital earnings	**68**	74	67	1
	2,087	2,047	2,141	4,1
Average Balances:				
Total interest earning assets	**242,895**	229,840	240,812	235,3
Interest bearing liabilities - deposits	**158,638**	142,367	149,090	145,7
- other	**84,257**	87,473	91,722	89,6
Total interest bearing liabilities	**242,895**	229,840	240,812	235,3
Average Rates:	**%**	%	%	
Gross yield on interest earning assets	**6.57**	6.04	6.14	6.
Cost of interest bearing liabilities	**(4.89)**	(4.31)	(4.43)	(4.
Net Interest Spread	**1.68**	1.73	1.71	1.
Capital earnings	**0.05**	0.07	0.05	0.
Net Interest Margin	**1.73**	1.80	1.76	1.

Movement in margin	**Basis points**
Net interest margin for the half year ended 31 December 2006	176
Mortgages and Savings	(8)
Banking	6
Credit Cards	(1)
Net interest margin for the half year ended 30 June 2007	**173**

In aggregate, product spreads fell by 3bps. The highly competitive conditions in the mortgage market and shorter asset lives on existing business have led to an 8bps fall in the combined Mortgages and Savings spread. This has been partially offset by the favourable movement in the Banking spread of 6bps due to a combination of growth in balances and improved product spreads. There was also a reduction of 1bp in the contribution from Credit Cards.

Operating Expenses
Cost management remains a core competence in Retail and we continue to maintain a tight rein on costs which is evident in our first half performance. The ongoing benefits of cost management programmes initiated in prior years have enabled us to not only absorb volume related increases in the underlying cost base but also reinvest an element of the savings in the future development of the Retail business. Growth in underlying operating expenses has been contained to just £1m taking total operating expenses to £1,053m (H1 2006 £1,052m). Consequently, combined with the flat position in income, our cost:income ratio remained broadly stable at 38.8% (H1 2006 38.5%).

Credit Quality and Provisions
With 92.9% (end 2006 92.7%) of loans secured on residential property, Retail's overall credit quality remains strong with total impaired loans falling slightly to 2.67% (end 2006 2.72%) of closing advances.

Impairment losses as a % of average advances were 0.28% (H1 2006 0.26%). Total impairment losses increased by 15% to £678m (H1 2006 £592m) with the unsecured impairment charge comprising £690m (H1 2006 £520m). Total provisions coverage of impaired loans was broadly unchanged at 32% (end 2006 33%) with closing provisions as a % of closing advances decreasing to 0.86% (end 2006 0.89%).

Secured Impairments

Total impaired secured loans increased to £4,183m (end 2006 £4,047m), representing 1.86% (end 2006 1.84%) of asset balances. Mortgages in arrears but not in possession increased marginally to 1.73% (end 2006 1.70%) of the debt value as a result of increased arrears in our Specialist book, in line with expectations given interest rate increases, partially offset by a further reduction in Mainstream mortgages.

Arrears	Cases 000s		Total Mortgages %		Value of Debt £m*		Total Mortgag	
	30.06.2007	31.12.2006	**30.06.2007**	31.12.2006	**30.06.2007**	31.12.2006	**30.06.2007**	3
Mainstream	**28.0**	28.3	**1.20**	1.17	**2,351**	2,362	**1.42**	
Specialist	**8.7**	7.8	**1.93**	1.76	**1,512**	1,366	**2.59**	
Total	**36.7**	36.1	**1.32**	1.26	**3,863**	3,728	**1.73**	

* Value of debt represents total book value of mortgages in arrears.

Secured provisions as a % of closing advances decreased to 0.15% (end 2006 0.19%). Improvements in the Loan to Value (LTV) of the impaired portfolio and roll rates have supported a reduction of provisions coverage to 8% (end 2006 10%). The average LTV of the impaired portfolio has decreased slightly to 55% (end 2006 57%) with the equivalent figures for the impaired Mainstream and Specialist portfolios at 49% (end 2006 52%) and 65% (end 2006 68%) respectively.

Unsecured Impairments

Impaired unsecured loans declined to £2,277m (end 2006 £2,411m), representing 12.86% of closing advances (end 2006 13.17%). Provisions as a % of closing advances increased to 9.83% (end 2006 9.29%), provisions coverage as a % of impaired loans being strengthened to 76% (end 2006 71%) and impairment losses in the first half of 2007 increasing to £690m (H1 2006 £520m). Our expectation is that this marks the peak of unsecured impairments and thus that the corresponding impairment charge will be lower in the second half.

Personal Loans

Impaired personal loans decreased to 16.2% of closing advances (end 2006 17.0%). Provisions as a % of closing advances have increased to 12.7% (end 2006 11.5%).

Credit Cards

Impaired loans and provisions have decreased to 15.0% (end 2006 15.4%) and 11.3% (end 2006 11.4%) of closing advances respectively. We are encouraged by stability in arrears roll rates, overdrawn limits and utilisation levels.

	30.06.2007 %	30.06.2006 %	31.12.20
Credit utilisation[1]	**27.2**	27.9	28
Overdrawn limits[2]	**7.0**	6.9	6
Arrears roll rates[3]	**57.5**	56.5	58

(1) percentage of total available credit lines that are drawn down (restated to exclude unutilised expired cards).

(2) percentage of accounts in excess of credit limit.

(3) percentage of credit card balances in arrears that have worsened in the period.

Bank Accounts

Impaired assets have decreased slightly to 5.2% of closing advances (end 2006 5.3%) and provisions increased to 3.9% (end 2006 3.6%) of closing advances reflecting our continued focus on the acquisition of good quality new business.

Business Banking

For Business Banking, impaired assets remained at 5.3% (end 2006 5.3%) and provisions increased slightly to 3.6% (end 2006 3.5%) of closing advances respectively. This is in line with expectations given the current stage in the evolution of this business.

- **Non-operating Income**
Non-operating income of £57m (H1 2006 £48m) comprises realised gains of £29m (H1 2006 £26m) from the sale of shares in Rightmove, and profit on the sale and leaseback of premises of £28m (H1 2006 £22m).

	As at 30.06.2007	As at 30.06.2006	A: 31.12.2(

Balance Sheet and Asset Quality Information

Loans & advances to customers	**£242.1bn**	£229.1bn	£237.'
Classification of advances*	**%**	%	
Residential mortgages	**92.4**	92.5	9
Other personal lending:			
Secured Personal Loans	**0.5**	0.7	
Unsecured Personal Loans	**3.7**	3.5	
Credit cards	**2.8**	2.9	
Banking	**0.6**	0.4	
Total	**100.0**	100.0	10

* Before impairment provisions.

Impairment provisions on advances	**£m**	£m	
Secured	**340**	446	'
Unsecured	**1,740**	1,659	1,'
Total	**2,080**	2,105	2,'
Impairment provisions as a % of closing advances	**%**	%	
Secured	**0.15**	0.21	0
Unsecured	**9.83**	9.43	9
Total	**0.86**	0.92	0
Impairment provisions as a % of impaired loans	**%**	%	
Secured	**8**	10	
Unsecured	**76**	73	
Total	**32**	32	
Impaired loans	**£m**	£m	
Secured	**4,183**	4,380	4,(
Unsecured	**2,277**	2,288	2,'
Total	**6,460**	6,668	6,'
Impaired loans as a % of closing advances	**%**	%	
Secured	**1.86**	2.07	1
Unsecured	**12.86**	13.00	13
Total	**2.67**	2.91	2
Risk weighted assets	**£109.6bn**	£112.2bn	£112.'
Customer deposits	**£151.3bn**	£135.9bn	£144.(

Operational Performance

Lending and Deposit Growth

Overall Retail lending increased by an annualised 4% to £242.1bn (end 2006 £237.7bn) and deposits increased by an annualised 9% to £151.3bn (end 2006 £144.6bn).

Mortgages

The first half mortgage performance has been heavily influenced by our retention strategy, which was introduced in the latter part of 2006 and designed to trade an element of gross share for improved principal repaid. Two initiatives were introduced to improve retention; paying procuration fees to intermediaries for mortgage transfers and a change in pricing for transfers and remortgage business. While the payment of procuration fees to

intermediaries has been largely successful, the change in pricing strategy has not. As anticipated, gross lending fell to £33.6bn (H1 2006 £35.2bn), resulting in an estimated market gross share of 19% (2006 21%). Principal repaid, however, did not improve as anticipated, continuing to reflect previous high levels of gross lending in addition to the current market trend towards shorter asset lives. Our estimated share of principal repaid was unchanged at 24% (2006 24%).

As a consequence of the above, net lending of £4.3bn (H1 2006 £10.3bn) resulted in an estimated market share of 8% (2006 17%). However, having taken the corrective action to change the pricing of our remortgage business, volumes picked up significantly in the second quarter and we finished the half with a strong pipeline. In May and June, estimated net lending share was within our expected 15%-20% range and we anticipate operating within this range in the second half of 2007.

Our stock of mortgage assets ended the half year at £224bn (end 2006 £219bn), representing a market share of 20% (end 2006 21%).

The share of our new business which was taken up by specialist lending remained stable at 29%, slightly ahead of the industry average. Our reduced reliance on remortgage business has resulted in a marginal increase to our new business LTV ratio to 65% (end 2006 64%). Our overall book LTV fell slightly to 43% (end 2006 44%).

Unsecured Personal Loans
The personal loan gross lending market has remained flat year-on-year. We therefore continue to focus on the acquisition of better quality business at returns that reflect the associated risk, maintaining our estimated share of gross lending at 9% (H1 2006 9%). Balances have remained unchanged at £6.6bn (end 2006 £6.6bn), also maintaining our share of stock at 9%.

Credit Cards
In the first half of 2007, in line with our reduced appetite for Credit Card growth, we acquired 296,000 new accounts (380,000 including those acquired through our joint venture partners), resulting in an estimated market share of 10% of new credit card accounts. We continue to focus on higher quality segments of the market. Outstanding balances fell by 4% to £6.7bn (end 2006 £7.0bn) compared with a reduction of 2.7% in the market as a whole, reflecting the proactive tightening of credit availability to higher risk accounts.

Retail Savings
Savings deposits have grown by an annualised 11% to £131bn (end 2006 £124bn), slightly ahead of market growth, further consolidating our position as the UK's largest savings provider with an estimated share of Household Sector Liquid Assets of 16% (end 2006 16%). Our multi-brand strategy has enabled us to compete successfully whilst at the same time protecting margins. During the first half we delivered £1.2bn inflow into ISAs, helping to maintain our estimated share of stock at 21%. We also achieved an inflow of £1.1bn into Fixed Rate and £1.1bn into Internet/Telephone based accounts.

Our product range continues to offer value and choice, ensuring we remain attractive to new and existing customers alike. This has enabled us to increase the size of our customer base, with over 140,000 new to franchise customers and over 900,000 new accounts opened in total during the first half. We continue to innovate with the launch of the Halifax Christmas Saver, and we were the first savings institution to announce plans to reunite dormant account holders with around £50m of their deposits in advance of the Government scheme that is expected to be introduced in 2009.

Bank Accounts
The launch of the Ultimate Reward Current Account, which offers a package of benefits in return for a monthly fee, coupled with our £100 switching incentive, has helped continue the sales momentum enjoyed last year. The competitiveness of our product range has been recognised by Your Money with the award of the Best Banking Provider 2007, and the Best Student Banking Provider 2007 for the second year running. We have acquired 516,000 (H1 2006 400,000) new Bank Accounts of which 77% (H1 2006 77%) were full facilities current accounts. We have an estimated market share of new current accounts of 24% (H1 2006 20%).

Regulatory Enquiry into Bank Charges
The publicity generated by the OFT market study into current account charges has generated an industry wide increase in customer requests for refunds of current account service fees. In the first half of 2007, the cost of such refunds amounted to £79m, which we have reported outside of our underlying results as they relate predominantly to fees charged in prior years. The heightened publicity has also resulted in a growing propensity for customers to

challenge current year banking fees more generally, the impact of which has been included in our underlying results.

Business Banking

We continue to win quality business banking accounts from the competition, with 7,300 switchers in the first half of 2007 (H1 2006 8,450). The focus on higher value new business has helped underlying income increase by 16% compared to the first half of 2006.

We continue to see the SME market as an attractive opportunity for growth in England & Wales. We welcome the Competition Commission's forthcoming review of SME banking services. This is a market in which we are currently under-represented and thus we intend to press for measures that will also help stimulate more customer choice.

Prospects

We expect to build on the strong first half performances of our Savings and Banking businesses. We will also maintain our focus on growth in good quality Credit Cards and Unsecured Personal Loans.

In Mortgages, the anticipated slow down in house prices, together with a subdued unsecured loan market and the anticipated benefits of Basel II in respect of secured assets, is likely to lead to continued competition and associated downward pressure on margins. In this environment, we will seek to optimise shareholder value through the careful management of our business mix in specific product segments and distribution channels.

As in the recent past, this will see us pursue greater share in higher margin product segments and less share in lower margin segments. We will also seek to positively influence retention rates on existing business, but only in so far as such actions enhance value. As previously guided, we expect to trade within a 15%-20% net lending range for the second half of 2007.

We remain confident in respect of our growth prospects across all of our Retail businesses despite the current headwinds being experienced in Mortgages and banking fees. Whilst recognising the need to choose the right time for growth in markets, our uniquely strong sales and distribution model gives us the ability to achieve profitable growth and market share.

CORPORATE

Underlying profit before tax in Corporate increased by 54% to £1,243m (H1 2006 £809m). This performance demonstrates continued success in growing our non-interest income revenue streams. It also reflects selective asset growth under our Asset Class model, combined with continued cost discipline across the business. With continued competitive pressure on margins prevailing in many segments of the UK market, we retain an appropriate risk appetite in order to protect returns, and continue to see good opportunities for growth in both the UK and in Europe.

As announced in March 2007, the Group's European Corporate business now forms part of the Corporate Division's results.

Financial Performance

Income Statement	**Half year ended 30.06.2007 £m**	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	Y en 31.12.2
Underlying net interest income	**992**	1,003	961	1,
Underlying non-interest income	**922**	348	705	1,
Commitment fees	**29**	24	21	
Guarantee fees	**12**	14	13	
International fees	**8**	23	26	
Transaction fees	**30**	33	30	
Underwriting fees	**87**	58	35	
Other	**77**	45	59	
Fees and commission income	**243**	197	184	
Fees and commission expense	**(17)**	(19)	(4)	
Profit on sale of investment securities	**253**	69	155	
Operating lease rental income	**646**	379	642	1,
Other operating income	**187**	48	111	
Share of profits of associates and jointly controlled entities	**108**	19	137	
Operating lease depreciation	**(493)**	(287)	(509)	(
Impairment on investment securities	**(5)**	(58)	(11)	
Underlying net operating income	**1,914**	1,351	1,666	3,
Underlying operating expenses	**(436)**	(366)	(446)	(
Staff	**(259)**	(206)	(261)	(
Accommodation, repairs and maintenance	**(3)**	(3)	(1)	
Technology	**(8)**	(10)	(6)	
Marketing and communication	**(16)**	(14)	(18)	
Depreciation:				
Property and equipment and intangible assets	**(23)**	(13)	(18)	
Other	**(52)**	(42)	(55)	
Sub total	**(361)**	(288)	(359)	(
Recharges:				
Technology	**(26)**	(23)	(27)	
Accommodation	**(27)**	(25)	(28)	
Other shared services	**(22)**	(30)	(32)	
Underlying operating profit before provisions	**1,478**	985	1,220	2,
Impairment losses on loans and advances	**(235)**	(176)	(253)	(
Underlying profit before tax	**1,243**	809	967	1,
Net interest margin	**2.12%**	2.37%	2.13%	2.
Impairment losses as a % of average advances	**0.25%**	0.22%	0.29%	0.
Cost:income ratio	**22.8%**	27.1%	26.8%	26

Operating Income and Margins
Underlying net operating income increased by 42% to £1,914m (H1 2006 £1,351m). Underlying net interest income fell by 1% to £992m (H1 2006 £1,003m) and underlying non-interest income increased by 165% to £922m (H1 2006 £348m).

Underlying net interest income growth is distorted by the inclusion of Lex, now a wholly owned subsidiary but previously reported as a joint venture until 31 May 2006. Adjusting for Lex, underlying net interest income on a like-for-like basis increased by 2%. A table has been included below setting out the overall impact of Lex on the Income Statement.

Lending margins have narrowed slightly due to the high level of liquidity available in the market, but the impact on the net interest margin has been offset by improvements in deposit margins.

Movement in margin	Basis points
Net interest margin for the half year ended 31 December 2006	213
Lending margins	(4)
Deposit margins	2
Capital earnings	1
Net interest margin for the half year ended 30 June 2007	**212**

Net fees and commission income increased by 27% to £226m (H1 2006 £178m) mainly arising from an increase in underwriting fees. Net operating lease income increased by 66% to £153m (H1 2006 £92m), primarily as a result of the inclusion of Lex as a wholly owned subsidiary.

Corporate investment portfolio revenues (i.e. profits on the sale of investment securities, other operating income, share of profits of associates and jointly controlled entities, less impairment on investment securities) increased to £543m (H1 2006 £78m). Against the £392m recorded in the second half of 2006, the increase was £151m or 39%. Profits on the sale of investment securities increased to £253m (H1 2006 £69m), mainly reflecting realisations within the Fund Investment portfolio. Other operating income increased to £187m (H1 2006 £48m), as a result of profitable disposals from our Joint Venture portfolio as well as revenues across other asset classes. Profits from associates and jointly controlled entities increased to £108m (H1 2006 £19m), although lower than recorded in the second half of 2006. As at 30 June 2007, the book value of the investment portfolio increased by an annualised 23% to £2.9bn (end 2006 £2.6bn) and unrealised gains in the investment portfolio remain broadly unchanged from the beginning of the period.

Operating Expenses
The cost:income ratio at 22.8% (H1 2006 27.1%) continues to improve as a result of strong income growth and our focus on cost discipline, whilst ensuring that an appropriate level of investment is made in the business. Underlying operating expenses increased by 19% to £436m (H1 2006 £366m), although on a like-for-like basis excluding Lex, the increase was 13% as a result of performance based remuneration and continued investment in enhanced risk management capabilities.

Credit Quality and Provisions
Impaired loans as a % of advances increased to 1.58% (end 2006 1.30%), mainly in our traditional commercial book where our assessment of a number of small credits has been reviewed in the light of the current interest rate environment. Impairment losses increased by 34% to £235m (H1 2006 £176m) relative to the first half last year, although this charge was 7% less than the second half of 2006 (H2 2006 £253m). Impairment losses as a % of average advances moved to 0.25% (H2 2006 0.29%, H1 2006 0.22%) whilst impairment provisions as a % of impaired loans decreased to 49% (end 2006 63%).

Lex Vehicle Finance ('Lex')

On 31 May 2006, Lex became a wholly owned subsidiary, having previously been a 50% owned joint venture. The table below shows the results of Lex which have been included in the Corporate Income Statement.

	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	e 31.12..
Net interest income	**(32)**	(4)	(33)	(
Operating lease rental income	**287**	39	291	
Operating lease depreciation	**(206)**	(28)	(207)	(.
Profits from associates and jointly controlled entities		8		
Underlying operating expenses	**(27)**	(3)	(28)	
Underlying profit before tax	**22**	12	23	

	As at 30.06.2007	As at 30.06.2006	A 31.12.2

Balance Sheet and Asset Quality Information

Loans and advances to customers	**£95.8bn**	£86.0bn	£89.
Impairment provisions on advances	**£748m**	£702m	£7:
Impairment provisions as a % of closing advances	**0.78%**	0.82%	0.8
Classification of advances*:	**%**	%	
Agriculture, forestry and fishing	**1**	1	
Energy	**2**	2	
Manufacturing industry	**5**	6	
Construction and property:			
Property investment	**19**	18	
Property development	**6**	6	
Housing associations	**2**	3	
Housebuilders	**2**	3	
Other property	**6**	4	
Hotels, restaurants and wholesale and retail trade	**10**	13	
Transport, storage and communication	**8**	10	
Financial	**6**	4	
Other services	**12**	11	
Individuals	**3**	3	
Overseas residents	**18**	16	
	100	100	
Impaired loans	**£1,518m**	£1,157m	£1,1(
Impaired loans as a % of closing advances	**1.58%**	1.35%	1.:
Impairment provisions as a % of impaired loans	**49%**	61%	(
Risk weighted assets	**£111.9bn**	£100.7bn	£106.
Customer deposits	**£41.9bn**	£41.1bn	£39.

* Before impairment provisions.

Operational Performance
Our Asset Class model brings focus and specialisation to diverse asset classes and further reinforces our ability to form deep, lasting customer relationships, with an overall view to creating competitive advantage. Our strategy allows clients to benefit from the combination of expertise, versatility and long term commitment.

In the first half of 2007, pre-sell down lending increased at an annualised rate of 22%. Our cautious approach at this stage of the cycle complements our focus on the quality of our lending and returns rather than volume, and has resulted in lending growth after sell downs of an annualised 14% to £95.8bn (end 2006 £89.6bn). Customer deposits increased by an annualised 12% to £41.9bn (end 2006 £39.5bn).

Real Estate
Real Estate accounts for 31% (end 2006 31%) of our lending book. The real estate market continues to grow as a result of high liquidity levels and stability of UK and European property values. New business is well spread, predominantly across the UK, and margins have been protected through leveraging our strong reputation which is built on sector expertise and risk understanding.

Commercial
Commercial business accounts for 23% (end 2006 23%) of our lending book. It is principally focused on relationship banking for UK businesses with an annual turnover of greater than £1m. It offers a differentiated banking proposition in the UK market place, challenging the long held dominance of the Big 4. In the second half of 2007, we plan to extend this differentiation by refining our operational model to improve our market facing capability, complemented by an enhancement of our product offering.

Joint Ventures
12% (end 2006 11%) of our lending book supports transactions with associated and joint venture partners, predominantly in the property, house builder and hotel sectors. These sectors have seen good growth in the first half of 2007. Our approach remains very selective, with a focus on partners with good track records across varying economic environments.

Integrated, Structured, Acquisition Finance ('ISAF')
Some 9% (end 2006 10%) of our lending book supports individual transactions in the private equity market, which has continued to enjoy strong growth in the first half of 2007, particularly in Europe. High levels of liquidity have resulted in some downward pressure on margins and increased leverage levels but our approach remains very selective and weighted towards the highest quality private equity houses. We also continue to build in a significant level of protection through covenants and by selling down to hold levels with which we are comfortable. The average hold level across the portfolio is below £25m. Our strategy in Integrated Finance in 2007 has been to seek robust businesses with significant downside defensibility and well spread earnings, run by excellent management teams. ISAF continued to benefit in a healthy market for exits with significant gains and realisations alongside active investment across the equity businesses and an attractive pipeline of new business opportunities.

Specialised Industry Finance (formerly Infrastructure, Housing and Oil & Gas)
This part of our business accounts for 16% (end 2006 16%) of our lending book. In the first half of 2007, our Infrastructure and Oil & Gas businesses have performed well, although the markets experienced high liquidity and pressure on margins. Expansion of our presence in European markets offers the opportunity for additional growth and in the second half of 2007 we will fully integrate parts of our European product into the existing structure together with the asset finance transport sectors, thus providing an improved product and service offering to customers.

Asset & Motor Finance
The Asset & Motor Finance asset class accounts for 9% (end 2006 9%) of our lending book and continues to experience steady growth, consolidating its position as a leader within its chosen markets. The inclusion of Lex as a wholly owned subsidiary together with our other asset and motor activities brings a strong cohesive proposition upon which to build. In the first half of 2007, margin pressures were evident but the opportunities for additional profitable growth continue to be available. Further investment in systems and process engineering present major opportunities.

Deposits

Deposits increased by an annualised 12% to £41.9bn (end 2006 £39.5bn). This strong growth has restored our balances to pre-June 2006 levels when we took the decision to price away volatile, expensive deposits. As a consequence, our deposit book is now more stable and the margins have improved. In the second half of 2007, we have a number of initiatives planned to enhance our position in England & Wales and to increase our penetration of certain niche markets.

Prospects

Our strategy is one of measured growth, strong returns, and sound credit quality, with a focus on increasing non-interest income in order to generate significant and sustainable shareholder value. We will continue to challenge competitors in our chosen markets by offering an informed and more integrated approach to customers, through our asset class strategy.

We continue to focus on increasing our market share in the mid value sector within England & Wales and in Europe. In Scotland we are market leaders across all our target markets, a position we continue to build on.

Our Integrated, Structured and Acquisition Finance and Joint Venture businesses, which provide a 'one-stop' for senior debt, mezzanine and equity finance, continue to generate attractive growth and returns. In our Specialised Industry Finance business, we continue to work closely with the public sector in the provision of social and economic infrastructure. Each of these businesses has good expansion prospects in Europe.

Revenues from our investment portfolio have been exceptionally strong in the first half of 2007, and may not be repeated in full in the second half. Nonetheless, we remain confident that overall 2007 will see a substantial increase in the contribution from our investment portfolio and that the portfolio is well positioned to sustain its contribution to earnings in future years.

With the prospect of higher interest rates, our underwriting and pricing practices are well positioned should there be a turn in the corporate credit cycle. Given the potential for reduced liquidity in the secondary markets, we continue to underwrite and price our originating activity on the assumption that we would be comfortable holding the business on our balance sheet if required to do so.

Our differentiation from others in our chosen markets emanates from two core themes: the importance of developing and deepening relationships with both customers and introducers, and the continual drive to be innovative and entrepreneurial in our dealings with our target markets. The development of these core themes gives us confidence that the positive trends evident in the first half of 2007 will continue for the rest of the year.

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INSURANCE & INVESTMENT

Underlying profit before tax in Insurance & Investment increased by 10% to £316m (H1 2006 £287m). General Insurance profits fell to £107m (H1 2006 £163m) reflecting the January storms and June flooding, which together gave rise to an estimated claims cost of £80m. Investment profit increased by 69% to £209m (H1 2006 £124m) benefiting from the growth in profits from the in-force book and increased contributions from new business.

On the Full Embedded Value ('EV') basis, underlying profit before tax in Insurance & Investment was £452m (H1 2006 £435m), £136m (H1 2006 £148m) higher than reported under IFRS. This equates to a 2.5p (5%) uplift to Group underlying earnings per share. Balance sheet embedded value, net of tax for the UK Investment Business was £6,681m (end 2006 £6,384m) and was £2,735m (end 2006 £2,525m) higher than reported under IFRS.

Investment sales increased by 11% to £1,004m APE (Annual Premium Equivalent), whilst General Insurance sales (excluding Paymentshield) fell 1% to £868m GWP (Gross Written Premium).

Financial Performance

Income Statement	**Half year ended 30.06.2007 £m**	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	Y enc 31.12.2(
Net interest income	**(50)**	(42)	(51)	(
Underlying non-interest income	**775**	747	747	1,4
Fees and commission income	**30**	64	27	
Fees and commission expense	**(412)**	(415)	(369)	(7
Change in value of in-force assurance business	**124**	117	62	
Net income from long term business	**549**	448	499	9
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**54**	59	54	
Net earned premiums on General Insurance ('GI') contracts	**631**	630	685	1,3
Net GI claims incurred and net change in GI contract liabilities	**(246)**	(174)	(224)	(3
Investment and other operating income in GI	**42**	37	31	
Share of profits/(losses) of associates and jointly controlled entities	**3**	(19)	(18)	
Underlying net operating income	**725**	705	696	1,4
Underlying operating expenses	**(409)**	(418)	(402)	(8
Staff	**(179)**	(170)	(189)	(3
Accommodation, repairs and maintenance	**(10)**	(10)	(10)	
Technology	**(19)**	(18)	(16)	
Marketing and communication	**(23)**	(16)	(23)	
Depreciation:				
Property and equipment and intangible assets	**(29)**	(27)	(24)	
Other	**(95)**	(131)	(88)	(2
Sub total	**(355)**	(372)	(350)	(7
Recharges:				
Technology	**(23)**	(22)	(23)	
Accommodation	**(18)**	(17)	(18)	
Other shared services	**(13)**	(7)	(11)	
Underlying profit before tax	**316**	287	294	5
Underlying profit before tax (IFRS basis)	**316**	287	294	
Additional contribution from new business	**255**	239	235	
Lower contribution from existing business	**(123)**	(94)	(128)	(2
Additional investment earnings on net assets	**4**	3	7	
Increase in underlying profit before tax	**136**	148	114	
Underlying profit before tax (Full EV basis)	**452**	435	408	

Note: The presentation of the income statement has been simplified by combining a number of predominantly policyholder related items such as investment and other operating income, the change in investment contract liabilities, net claims incurred on insurance contracts, net change in insurance contract liabilities and change in unallocated surplus into a single caption called net income from long term

business.

General Insurance Business

Financial Performance

General Insurance profit of £107m is £56m (34%) lower than the first half of 2006 (H1 2006 £163m) reflecting the cost of two major weather events in the first half of 2007. The January wind storms resulted in £20m of claims costs whilst the heavy rains and resultant floods in June have cost an estimated £60m.

Underlying non-interest income fell by £47m (22%) to £167m (H1 2006 £214m) with business growth being more than offset by the costs of the two major weather events detailed above. Underlying operating expenses increased by 11% to £71m (H1 2006 £64m) reflecting additional investment in marketing and sales resource as we seek to capitalise on growth opportunities in household insurance.

Income Statement	**Half year ended 30.06.2007 £m**	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	Yı enc 31.12.2
Net interest income	**11**	13	14	
Underlying non-interest income	**167**	214	199	4
Fees and commission income	**21**	23	(7)	
Fees and commission expense	**(288)**	(288)	(258)	(5
Net earned premiums on General Insurance contracts	**631**	630	685	1,3
Change in value of in-force assurance business	**4**	5	10)	
Investment and other operating income	**42**	37	31	
Net General Insurance claims incurred and net change in insurance contract liabilities	**(246)**	(174)	(224)	(3
Share of profits/(losses) of associates and jointly controlled entities	**3**	(19)	(18)	(
Underlying net operating income	**178**	227	213	4
Underlying operating expenses	**(71)**	(64)	(72)	(1
Underlying profit before tax	**107**	163	141	3

Operational Performance

General Insurance sales, as measured by GWP, fell by 1% to £868m (H1 2006 £874m excluding sales through Paymentshield which was sold in November 2006). Both Motor (up 9%) and Household (up 8%) delivered strong performances offset by lower sales in Repayment Insurance (down 9%).

General Insurance Sales	Gross Written Premiums			
	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	er 31.12.2

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Household	**260**	241	284	
Repayment:				
1st party	**254**	272	256	
3rd party	**186**	212	193	
Motor	**152**	140	158	
Other	**16**	9	21	
Total excluding Paymentshield	**868**	874	912	1
Paymentshield		45	63	
Total	**868**	919	975	1

Household Insurance
After many years of benign claims experience, competition has continued to intensify during the first half of 2007, putting downward pressure on premium rates especially in direct channels. Growing our share of the household insurance market remains an important strategic priority allowing us to leverage our leading mortgage market position. We have therefore increased our investment in marketing activity to raise product and brand awareness and are already seeing the benefits with policy sales increasing by 20% bringing our total policies in force to 2.7m (end 2006 2.6m excluding Paymentshield).

Despite pricing pressures, sales grew by 8% to £260m GWP (H1 2006 £241m excluding Paymentshield) reflecting the strength of our branch franchise where sales grew 31%, representing 37% of total new business in the period. Direct telephone sales volumes also grew strongly (up 16%).

Claims experience has been significantly affected by the January and June weather events (currently estimated at a combined cost of £80m). As a result, the Household Insurance loss ratio increased to 79% (H1 2006 45%) with benign claims conditions benefiting the prior year result. Excluding the impact of these weather events the loss ratio would have been in line with the first half of 2006. The recent flooding in south and central England will give rise to further significant claims. We are still assessing the full impact but our current expectation is that the cost will be modestly higher than that for the June floods.

These weather events again provide examples of the strength of our industry leading claims management service, which continues to be a source of competitive advantage, enhancing the customer experience and at the same time, through our speed of response, driving down claims costs.

Repayment Insurance
Sales of Repayment Insurance fell by 9% to £440m GWP (H1 2006 £484m) primarily as a result of lower unsecured personal loan and credit card volumes, with sales to Group customers down by 7% to £254m (H1 2006 £272m).

In February, the OFT announced their decision to refer Payment Protection Insurance ('PPI') to the Competition Commission ('CC'). The CC has now commenced its investigation which will be concluded in 2008. We are proactively engaging with the CC to highlight the extensive improvements in transparency which the FSA's intervention has brought to the market, and to demonstrate the value of PPI products to customers.

Motor Insurance
Sales of Motor Insurance, at esure, increased by 9% to £152m GWP (H1 2006 £140m). Sales have increased across our motor brands, with the increased prominence of web-based business being an important factor. esure's state of the art technology and internet infrastructure, together with the strength of its brands, makes us ideally placed to benefit from increasing levels of internet business. The Sheilas' Wheels brand continues to go from strength to strength, while sales of esure and Sainsbury's products also increased significantly. Strong price competition has continued and we have not yet seen evidence of a sustained rise in premium rates amongst our main competitors.

Investment Business

Financial Performance

Underlying profit before tax in the Investment Business increased by 69% to £209m (H1 2006 £124m). Underlying net operating income increased by 14% to £547m (H1 2006 £478m) whilst underlying operating expenses decreased by 5% to £338m (H1 2006 £354m) generating strong positive operating "jaws". Underlying profit before tax on the Full EV basis increased by 27% to £345m (H1 2006 £272m).

Income Statement	**Half year ended 30.06.2007 £m**	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	Y… enc… 31.12.2(
Net interest income	**(61)**	(55)	(65)	(1
Debt financing costs	**(64)**	(64)	(64)	(1
Other net interest income	**3**	9	(1)	
Underlying non-interest income	**608**	533	548	1,(
Fees and commission income	**9**	41	34	
Fees and commission expense	**(124)**	(127)	(111)	(2
Change in value of in-force assurance business	**120**	112	72	
Net income from long term business*	**549**	448	499	(
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**54**	59	54	
Underlying net operating income	**547**	478	483	(
Underlying operating expenses	**(338)**	(354)	(330)	(6
Core operating expenses	**(276)**	(289)	(272)	(5
Overheads associated with development activity	**(24)**	(26)	(30)	
Development expenditure	**(38)**	(39)	(28)	
Underlying profit before tax	**209**	124	153	2
Underlying profit before tax (IFRS basis)	**209**	124	153	2
Additional contribution from new business	**255**	239	235	
Lower contribution from existing business	**(123)**	(94)	(128)	(2
Additional investment earnings on net assets	**4**	3	7	
Increase in underlying profit before tax	**136**	148	114	2
Underlying profit before tax (Full EV basis)	**345**	272	267	

* "Net income from long term business" is explained in the note on page 29. This effectively represents the annual management charge on long term assurance business together with premiums, net of claims and changes in liabilities, in respect of protection business.

Under IFRS, insurance contracts (i.e. investment business which carries significant insurance risk as well as 'with-profit' contracts) are accounted for on an embedded value ('EV') basis, whereas investment contracts (i.e. investment business which does not carry significant insurance risk) are accounted for under IAS 39. Consequently, on an IFRS basis the Income Statement incorporates two very different profit recognition patterns depending on the nature of the contract. The table below sets out the contribution from each type of contract.

	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	e… 31.12.…

Contribution from insurance contracts*	**306**	253	227
Contribution from investment contracts*	**29**		48
Development expenditure	**(38)**	(39)	(28)
Overheads associated with development activity	**(24)**	(26)	(30)
Debt financing cost	**(64)**	(64)	(64)
Underlying profit before tax	**209**	124	153

* The other income and costs line item previously disclcsed separately (£(7)m for the full year 2006) has been allocated to the contribution from
insurance contracts and the contribution from investment contracts line items.

Insurance Contracts (accounted for on an EV basis)

The contribution from insurance contracts increased by 21% to £306m (H1 2006 £253m). The contribution from new business increased by 35% to £142m (H1 2006 £105m) reflecting continued growth in insurance contract sales (up 14%), and in particular, strong growth in sales of higher margin bonds sold in our Bancassurance channel. The expected contribution from existing business increased by 6% to £76m (H1 2006 £72m) as a result of the growth of the in-force book. Actual vs expected experience was £34m (H1 2006 £17m) reflecting the partial recognition of the positive impact of changes to non-unit reserving due to the FSA Policy Statement PS06/14, partly offset by adverse persistency experience.

	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	ei 31.12.:
Contribution from existing business:				
Expected contribution	**76**	72	63	
Actual vs expected experience	**34**	17	(1)	
	110	89	62	
Contribution from new business	**142**	105	111	
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**54**	59	54	
Contribution from insurance contracts	**306**	253	227	

Investment Contracts (accounted for on an IAS 39 basis)

Under IAS 39, profit recognition on investment contracts is deferred to later years with a loss typically recorded in the year of sale. The contribution from investment contracts increased to £29m (H1 2006 £nil) reflecting a 26% increase in the contribution from existing business to £153m (H1 2006 £121m) and a modest 2% increase in initial profit strain from new business to (£124m).

	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	Year ended 31.12.2006 £m
Contribution from existing business	**153**	121	156	277
Contribution from new business	**(124)**	(121)	(108)	(229)
Contribution from investment contracts	**29**		48	48

Full EV Basis Supplementary Information

To assist in the understanding of the underlying performance and value generation of the Investment Business, supplementary information is set out on pages 76 to 79, providing Income Statement and Balance Sheet information for our UK Investment Business on a consistent EV accounting basis for both insurance and investment contracts. We refer to this basis as the 'Full EV' basis.

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New Business Profitability

New business profitability is reported by reference to the Full EV basis. New business profitability by channel and product type on the Full EV basis is set out below.

New Business Profitability (Full EV basis)	**Half year ended 30.06.2007 % APE**	Half year ended 30.06.2006 % APE	Half year ended 31.12.2006 % APE	Year ended 31.12.2006 % APE
Bancassurance	**34**	33	33	33
Intermediary	**10**	9	10	10
Wealth Management	**38**	35	36	36
Total	**29**	26	27	27
Life & Pensions	**29**	27	25	26
Mutual Funds	**27**	23	36	29
Total	**29**	26	27	27

New business profitability increased to 29% (H2 2006 27%, H1 2006 26%). Bancassurance margins remain strong, reflecting the efficiency of our model and the productivity of our sales forces. In Wealth Management, at the same time that we have delivered a significant increase in business volumes, profitability has increased to 38%, reflecting reductions in unit costs particularly on pensions business as volumes have grown. The rise in Intermediary margins to 10% reflects our increasing focus on profitable products and segments in this channel.

Operational Performance

Investment sales increased by 11% to £1,004m APE (H1 2006 £904m) reflecting strong growth in Bancassurance, up 16%, and Wealth Management, up 32%, partially offset by a 10% fall in Intermediary.

Investment Sales*	**Half year ended 30.06.2007 Single £m**	**Half year ended 30.06.2007 Annual £m**	**Half year ended 30.06.2007 Total £m**	**Half year ended 30.06.2007Total APE £m**	Half year ended 30.06.2006 Single £m	Half year ended 30.06.2006 Annual £m	Half year ended 30.06.2006 Total £m	3(1
Investment Bonds	**4,101**	**4**	**4,105**	**414**	2,942	9	2,951	
Individual Pensions	**1,393**	**115**	**1,508**	**254**	1,020	126	1,146	
Group Pensions	**49**	**52**	**101**	**57**	38	66	104	
Annuities	**167**		**167**	**17**	130		130	
Protection	**2**	**23**	**25**	**23**	29	20	49	
Mutual Funds	**945**	**144**	**1,089**	**239**	1,023	165	1,188	
Total	**6,657**	**338**	**6,995**	**1,004**	5,182	386	5,568	
Bancassurance	**3,460**	**193**	**3,653**	**539**	2,459	218	2,677	
Intermediary	**1,528**	**99**	**1,627**	**252**	1,540	125	1,665	
Wealth Management	**1,669**	**46**	**1,715**	**213**	1,183	43	1,226	
Total	**6,657**	**338**	**6,995**	**1,004**	5,182	386	5,568	
Insurance Contracts**	**2,238**	**31**	**2,269**	**255**	1,794	45	1,839	
Investment Contracts	**4,419**	**307**	**4,726**	**749**	3,388	341	3,729	
Total	**6,657**	**338**	**6,995**	**1,004**	5,182	386	5,568	

* APE is calculated as annual premiums plus 10% of single premiums.

** Accounted for on an EV basis under IFRS reporting.

Movement in assets under management

The following table analyses the movement in assets under management.

	Half year ended 30.06.2007 £bn	Half year ended 30.06.2006 £bn	Half ei 31.12.:
Opening assets under management	**76.1**	68.1	
Premiums (new and existing business)	**7.2**	6.4	
Maturities & claims	**(0.9)**	(0.4)	
Lapses (i.e. surrenders and repurchases)	**(4.7)**	(3.9)	
Net inflow of business	**1.6**	2.1	
Investment return (net of charges)	**2.0**	1.3	
Increase in assets under management	**3.6**	3.4	
Closing assets under management	**79.7**	71.5	
Lapse rate (i.e. annualised lapses as % of average assets)	**12%**	11%	

Assets under management increased by £3.6bn (an annualised 10%) to £79.7bn (end 2006 £76.1bn). Premiums increased by 13% to £7.2bn (H1 2006 £6.4bn) whilst lapses also increased, primarily in the Intermediary channel as a result of higher lapses on with-profit bonds. Improving retention performance in the Intermediary channel is a key objective and a specialised existing business team was formed in late 2006 for this purpose.

Bancassurance

Sales through the Bancassurance channel increased by 16% to £539m APE (H1 2006 £464m), a strong performance reinforcing our position as the clear No. 1 bancassurer in the UK with simple value for money 'no load' products provided alongside full financial advice, offering our customers a compelling proposition. Leveraging the scale and operational benefits from manufacturing the majority of our products remains at the heart of our model.

We have seen growth in sales through both of our Bancassurance sales forces. Sales through our mass market branch based Personal Financial Advisers ('PFA') increased by 7% to £353m (H1 2006 £331m) with sales in our Bank of Scotland Investment Service ('BOSIS') high net worth sales force up by 15% to £117m (H1 2006 £102m). We believe that our sales forces remain the most productive in the market, with productivity again increasing to £710,000 APE per active PFA in our branches (H1 2006 £700,000) and £880,000 APE (H1 2006 £850,000) per BOSIS client manager.

Bond sales have been very strong in our Bancassurance channel, increasing by 67% to £277m (H1 2006 £166m), with the successful re-launch of our inheritance tax proposition being an important factor. This has more than offset a fall in sales of mutual funds, which partly reflected lower pre-tax year end sales of ISAs.

Intermediary

We are refocusing our strategy in the Intermediary channel around individual pensions and investment business, our core areas of strength. As a result, we ceased writing new Group Pensions business in April 2007. As expected, these changes have impacted sales in the short term, which fell by 10% to £252m (H1 2006 £279m). Our primary objective is to focus on increasing profitability and we have made progress in this regard, with new business margins rising to 10% APE (H1 2006 9%).

One of our key objectives in the Intermediary channel is to deliver continued improvements in service quality and to increase utilisation of e-processing so as to optimise both service standards and efficiency. Excellent progress continues to be made in this regard with Clerical Medical winning a five-star award in the Investment Providers and Packagers category of the FT Adviser Online Service Awards in June 2007.

Wealth Management

Sales at St. James's Place ('SJP') have continued to grow strongly, increasing by 32% to £213m (H1 2006 £161m). This follows two years of exceptional growth, emphasising the strength of the business model in realising the significant market opportunities presented by increasing wealth alongside advisory opportunities following Pensions 'A' Day. Sales of pensions have been particularly strong, up 45%.

Fund performance and business retention continue to be strong, with funds under management up an annualised 25% to £17.3bn (end 2006 £15.4bn). Partner numbers increased to 1,187 (end 2006 1,157).

Prospects

Our objective remains unchanged, namely to become the UK's leading insurance and investment group. Our long term ambition is to grow market share in all the sectors in which we operate but in doing so our emphasis will continue to be on profitable growth. Our strategy is based on the core strengths of our existing multi-channel, multi-brand operating model, leveraging the strength of the Group's brands and customer base, but also further extending our presence in 3rd party channels.

In General Insurance, the medium term prospects for our combined personal lines businesses remain strong, subject to a degree of regulatory uncertainty until the Competition Commission enquiry reports. We will continue to leverage our market leading position in mortgages to target further growth in Household Insurance, through the development of our product propositions and brand offerings. In Motor Insurance, we will utilise the strength of the esure, Sheilas' Wheels and Sainsbury's brands alongside our efficient internet infrastructure to deliver profitable growth.

In Investment, demographic trends and increasing wealth point to significant long term growth potential. Our multi-brand, multi-channel operating model and distribution strength represent a clear source of competitive advantage. In our mass market Bancassurance channel, our focus is on growing capacity through the recruitment and retention of high quality advisers whilst developing direct access to our one million strong existing customer base. We will continue our focused strategy targeting profitable segments of the Intermediary channel and aligning our products and broker consultants accordingly. Finally, we will continue to focus on exploiting the significant growth opportunities in the wealth sector through both SJP and BOSIS.

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Interim Results Part 2
Released	07:02 01-Aug-07
Number	2804B

INTERNATIONAL

Underlying profit before tax in International increased by 12% to £327m (H1 2006 £293m), with all three International divisions contributing to this growth. In Australia, strong volume and income growth supported the significant investment in our East Coast expansion plans. In Ireland the rollout of our branch based retail business gained momentum with the launch in May 2007 of the personal current account. In Europe & North America strong profit growth was driven by Corporate USA and European Financial Services.

Financial Performance

Income Statement	**Half year ended 30.06.2007 £m**	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	e[illegible] 31.12.[illegible]
Net interest income	**504**	414	468	
Underlying non-interest income	**207**	187	217	
Fees and commission income	**92**	81	74	
Fees and commission expense	**(79)**	(80)	(109)	
Change in value of in-force long term assurance business	**35**	25	79	
Net income from long term business	**134**	137	134	
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**3**	2	1	
Operating lease rental income	**8**	10	11	
Other operating income	**19**	20	33	
Share of profits/(losses) of associates and jointly controlled entities	**2**	1	4	
Operating lease depreciation	**(7)**	(8)	(9)	
Impairment on investment securities		(1)	(1)	
Underlying net operating income	**711**	601	685	1
Underlying operating expenses	**(334)**	(265)	(308)	
Staff	**(183)**	(144)	(157)	
Accommodation, repairs and maintenance	**(23)**	(19)	(21)	
Technology	**(25)**	(16)	(16)	
Marketing and communication	**(24)**	(20)	(23)	
Depreciation:				
Property and equipment and intangible assets	**(20)**	(16)	(16)	
Other	**(58)**	(49)	(74)	
Sub total	**(333)**	(264)	(307)	
Recharges:				
Technology	**(1)**	(1)		
Accommodation			(1)	
Underlying operating profit before provisions	**377**	336	377	
Impairment losses on loans and advances	**(50)**	(43)	(53)	
Underlying profit before tax	**327**	293	324	
Net interest margin	**1.90%**	1.97%	1.98%	1
Impairment losses as a % of average advances	**0.09%**	0.11%	0.12%	0
Cost:income ratio	**47.0%**	44.1%	45.0%	4

Note: The presentation of the income statement has been simplified by combining a number of predominantly policyholder related items such as investment and other operating income, the change in investment contract liabilities, net claims incurred on insurance contract liabilities, and net change in insurance contract liabilities into a single caption called net income from long term business.

	As at 30.06.2007	As at 30.06.2006	31.12

Balance Sheet and Asset Quality Information

Loans and advances to customers	**£56.8bn**	£42.7bn	£4
Impairment provisions on advances	**£281m**	£217m	£
Impairment provisions as a % of closing advances	**0.49%**	0.51%	(
Classification of advances*:	**%**	%	
Agriculture, forestry and fishing	**2**	1	
Energy	**1**	1	
Manufacturing industry	**3**	3	
Construction and property	**22**	21	
Hotels, restaurants and wholesale and retail trade	**8**	8	
Transport, storage and communication	**2**	2	
Financial	**2**	2	
Other services etc.	**6**	7	
Individuals:			
Home mortgages	**30**	30	
Other personal lending	**4**	5	
Overseas residents	**20**	20	
	100	100	
Impaired loans	**£662m**	£503m	£
Impaired loans as a % of closing advances	**1.17%**	1.18%	
Impairment provisions as a % of impaired loans	**42%**	43%	
Risk weighted assets	**£47.7bn**	£37.2bn	£4
Customer deposits	**£19.8bn**	£14.3bn	£1

* Before impairment provisions.

The results of our International businesses are converted to sterling monthly at the average exchange rate for the month. The average exchange rates for the respective reporting periods were:

	Half year ended 30.06.2007	Half year ended 30.06.2006	Half year ended 31.12.2006	31.1:
£1 : Australian dollar	**2.44**	2.41	2.48	
£1 : Euro	**1.48**	1.46	1.48	
£1 : US dollar	**1.97**	1.79	1.90	

The closing exchange rates used in the conversion of the International balance sheets were:

	As at 30.06.2007	As at 30.06.2006	31.12
£1 : Australian dollar	**2.36**	2.49	
£1 : Euro	**1.49**	1.45	
£1 : US dollar	**2.01**	1.85	

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i... 01/08/2007

Australia

Underlying profit before tax increased by 4% to £144m (H1 2006 £139m). In local currency, however, underlying profit before tax increased by 16% to A$368m (H1 2006 A$316m), reflecting the continued success of our growth strategy and the underlying strength and diversity of our businesses. We continue to invest heavily in future growth as outlined by our recently announced East Coast expansion programme. This level of investment will continue to increase in the second half of the year and into 2008.

Financial Performance

Income Statement	**Half year ended 30.06.2007 £m**	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	31.1
Net interest income	**290**	237	264	
Underlying non-interest income	**78**	75	67	
Fees and commission income	**71**	64	56	
Fees and commission expense	**(7)**	(3)	(10)	
Net income from long term business	**7**	6	7	
Operating lease rental income	**3**	4	5	
Other operating income	**6**	5	13	
Share of profits/(losses) of associates and jointly controlled entities	**1**	2		
Operating lease depreciation	**(3)**	(3)	(4)	
Underlying net operating income	**368**	312	331	
Underlying operating expenses	**(188)**	(146)	(160)	
Staff	**(111)**	(82)	(89)	
Accommodation, repairs and maintenance	**(13)**	(10)	(11)	
Technology	**(18)**	(10)	(14)	
Marketing and communication	**(12)**	(11)	(10)	
Depreciation:				
Property and equipment and intangible assets	**(10)**	(8)	(8)	
Other	**(24)**	(25)	(28)	
Underlying operating profit before provisions	**180**	166	171	
Impairment losses on loans and advances	**(36)**	(27)	(32)	
Underlying profit before tax	**144**	139	139	
Net interest margin	**2.20%**	2.36%	2.30%	
Impairment losses as a % of average advances	**0.13%**	0.13%	0.14%	
Cost:income ratio	**51.1%**	46.8%	48.3%	

Operating Income and Margins

Net interest income increased by 22% to £290m (H1 2006 £237m) reflecting the strong growth in both assets and deposits. The decline in the net interest margin primarily reflects the change in portfolio mix associated with the strategic growth of our Retail and Commercial businesses, combined with a move towards a lower risk/reward profile within our Corporate and Asset Finance businesses and an increasingly competitive retail environment. Annualised growth in advances and deposits were 40% and 35% respectively. Underlying non-interest income rose by 4% to £78m (H1 2006 £75m).

Movement in margin	Basis points
Net interest margin for the half year ended 31 December 2006	230
Portfolio mix	(6)
Retail competition	(3)
Other	(1)
Net interest margin for the half year ended 30 June 2007	**220**

Operating Expenses
Underlying operating expenses increased 29% to £188m (H1 2006 £146m). We continue to invest significantly in people, processes, and IT governance and infrastructure. A significant part of this investment is in preparation for our East Coast expansion.

Credit Quality and Provisions
Impaired loans as a % of closing advances remained stable at 0.99% (end 2006 1.00%), the most significant part of the impaired loans continuing to reflect a small number of corporate transactions. Impairment provisions as a % of impaired loans were unchanged at 46% (end 2006 46%).

Balance Sheet and Asset Quality Information	**As at 30.06.2007**	As at 30.06.2006	A 31.12.2
Loans and advances to customers	**£29.4bn**	£21.0bn	£24.
Impairment provisions on advances	**£135m**	£98m	£1
Impairment provisions as a % of closing advances	**0.46%**	0.47%	0.
Classification of advances*:	**%**	%	
Agriculture, forestry and fishing	**3**	3	
Energy	**2**	2	
Manufacturing industry	**2**	3	
Construction and property	**26**	24	
Hotels, restaurants and wholesale and retail trade	**9**	8	
Transport, storage and communication	**2**	3	
Financial	**3**	3	
Other services etc.	**8**	9	
Individuals:			
Home Mortgages	**39**	41	
Other personal lending	**4**	4	
Overseas residents	**2**		
	100	100	
Impaired loans	**£292m**	£205m	£2
Impaired loans as a % of closing advances	**0.99%**	0.98%	1.
Impairment provisions as a % of impaired loans	**46%**	48%	[illegible]
Risk weighted assets	**£24.4bn**	£17.8bn	£21.
Customer deposits	**£13.5bn**	£9.2bn	£11.

* Before impairment provisions.

Operational Performance
The significant investment in the business, including our East Coast expansion programme, is designed to support future profit growth in each of our Retail, Commercial and Insurance and Investment businesses. At the same time, further targeted investments are supporting the growth of our Asset Finance and Corporate businesses in their specialist markets.

Lending and Deposit Growth
Advances grew by an annualised 40% to £29.4bn (end 2006 £24.5bn) with continued growth in the retail and commercial books. Customer deposits grew by an annualised 35% to £13.5bn (end 2006 £11.5bn) as a result of the continued success of the retail and commercial deposit initiatives.

Retail Business

Our Retail business, operating under the BankWest brand, continued its push to build national market share with its "Betterdeal" strategy and "hero" product offerings. Lending was up an annualised 33% to £10.0bn (end 2006 £8.6bn) and deposits up an annualised 21% to £5.4bn (end 2006 £4.9bn).

Mortgages growth outstripped market growth with a resulting strong gain in market share to over 3% based on May APRA statistics. Customer satisfaction has improved during the period. Continued development to expand our product range led to the launch of a new rewards card, the BankWest 'More' MasterCard, which targets general rewards customers to complement our successful Lite MasterCard and Zero MasterCard.

Commercial Business

Commercial, also under the BankWest brand, performed strongly in the first half of 2007, with more than double the market growth. Lending grew by an annualised 58% to £9.0bn (end 2006 £7.0bn) and deposits on an annualised basis grew by 46% to £8.1bn (end 2006 £6.6bn). Our strategy of developing a team of in-house specialist bankers with industry-specific knowledge and expertise helped drive growth and brand awareness. Business banking, which supports the lower-end SME sector, more than doubled lending approvals compared to June 2006. The new Online International Trade platform has been launched as one of a number of initiatives in the highly competitive SME market.

Corporate Business

Our BOS International brand lending grew by an annualised 36% to £6.0bn (end Dec 2006 £5.1bn). The first half of 2007 has seen strong growth in numbers and value of transactions following a strong year in 2006. We have continued to compete as an arranger and underwriter in competitive M&A financing and Project Finance markets and have increased the number of high-value transactions. Our agency and syndication business has doubled in size since June 2006, and has successfully established itself as a lead arranger of transactions. We are continuing to leverage our UK experience in the local market.

Asset Finance Business

Our Asset Finance business under the Capital Finance brand, grew lending by an annualised 32% to £4.4bn (end 2006 £3.8bn). All business units had significant increases in new business over the corresponding period in 2006. The Personal Finance - Motor business has performed well despite pressure from our competitors. Business Finance has benefited from strong broker introduced business and the ongoing success of our strategic alliances. The property business has also continued to grow strongly while maintaining credit quality.

Insurance & Investment Business

Our financial planning business continued to grow strongly. Excluding the acquisition of Whittaker Macnaught in January 2007, funds under advice grew by 18% supported by the recruitment of additional advisors in our existing business. This performance was further supported by a strong performance in Whittaker Macnaught in the period since its acquisition. Sales volumes were driven by the strong lending growth and the extension of relationships with corporate distribution partners.

Prospects

The global economic backdrop, including historically high commodity prices, remains conducive to solid growth in Australia's economy into 2008. Growth in most of Australia's key export markets is expected to continue. Household consumption is accelerating and filling the minor void left by the slow down in business investment. Sustained, strong employment growth and a 30-plus year low in the unemployment rate are the legacies of a prolonged period of stable economic conditions and support further consolidation in household consumption. The outlook for the Australian wealth management market remains positive due to the continued growth in managed funds supported by recent changes in government policy. The Australian managed funds market is now the fourth largest in the world.

During the first half of 2007 we have continued to invest heavily in our growth strategy. In July we announced that BankWest will open more than 125 retail stores and 35 business banking centres with the first branches expected to be opened in the final quarter of 2007. This will require further investment in the current year and into 2008 and, as previously noted, is expected to slow profit growth in the near term.

Western Australia remains an important part of our growth plans and focus will ensure we take advantage of our strong market position in Australia's fastest growing state. Work has started on BankWest's new headquarters in Perth, due to be completed in 2009.

We will continue to accelerate our national growth by driving competition in the Australian market. Our focus on market leading products and service has resulted in a significant increase in customer numbers. As we expand our physical presence on the East Coast, we are well placed to build on the market share we have established.

Ireland

Underlying profit before tax increased by 14% to £80m (H1 2006 £70m). This growth was achieved at a time of continued investment in our franchise as we expand our retail branch network and business banking distribution. Strong growth has been achieved across all portfolios, with annualised lending growth of 23% marking the fourth successive half-year period of growth in excess of 20%.

Financial Performance

Income Statement	**Half year ended 30.06.2007 £m**	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	31:1
Net interest income	**151**	123	145	
Underlying non-interest income	**12**	18	24	
Fees and commission income	**6**	7	7	
Operating lease rental income	**5**	6	6	
Other operating income	**5**	11	12	
Share of profits/(losses) of associates and jointly controlled entities			5	
Operating lease depreciation	**(4)**	(5)	(5)	
Impairment on investment securities		(1)	(1)	
Underlying net operating income	**163**	141	169	
Underlying operating expenses	**(73)**	(59)	(74)	
Staff	**(37)**	(37)	(36)	
Accommodation, repairs and maintenance	**(7)**	(5)	(4)	
Technology	**(3)**	(2)	(1)	
Marketing and communication	**(8)**	(4)	(11)	
Depreciation:				
Property and equipment and intangible assets	**(4)**	(4)	(2)	
Other	**(14)**	(7)	(20)	
Underlying operating profit before provisions	**90**	82	95	
Impairment losses on loans and advances	**(10)**	(12)	(16)	
Underlying profit before tax	**80**	70	79	
Net interest margin	**1.67%**	1.70%	1.76%	
Impairment losses as a % of average advances	**0.06%**	0.09%	0.11%	
Cost:income ratio	**44.8%**	41.8%	43.8%	

Operating Income and Margins

Underlying net operating income increased by 16% to £163m (H1 2006 £141m), the headline growth rate being reduced by the investment disposal that was a feature of the first half of 2006. Net interest income grew by 23% to £151m (H1 2006 £123m). The increase reflected strong growth in advances, moderated by a decline in margin resulting from changes to funding costs and the expansion of our retail product offering.

Movement in margin	**Basis points**
Net interest margin for the half year ended 31 December 2006	176
Change in funding costs	(6)
Retail	(3)
Net interest margin for the half year ended 30 June 2007	**167**

The Retail business has seen a small decline in mortgage margins reflecting the increased level of competition in the market place and our positioning as a market leader in our main products. While competition intensifies, it is affordability of our products, our longer opening hours and the quality of our service that have been identified by our customers as the key points of differentiation. Within Business Banking, margins remain robust.

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Operating Expenses

Underlying operating expenses increased by 24% to £73m (H1 2006 £59m). We continue to build infrastructure with a further 7 Retail branches opened in the first half of the year, together with the establishment of Business Banking hubs in Kilkenny, Wexford and Drogheda.

Credit Quality and Provisions

Credit quality remained strong with impaired loans as a % of closing advances continuing to trend downwards at 1.82% (end 2006 1.87%). In addition to the favourable portfolio performance, the impairment charge for the first half reflects a number of recoveries against the impaired portfolio.

Balance Sheet and Asset Quality Information	As at 30.06.2007	As at 30.06.2006	A 31.12.2
Loans and advances to customers	**£17.7bn**	£13.9bn	£15.
Impairment provisions on advances	**£121m**	£100m	£11
Impairment provisions as a % of closing advances	**0.68%**	0.72%	0.7
Classification of advances*:	**%**	%	
Agriculture, forestry and fishing	**1**		
Energy	**1**	1	
Manufacturing industry	**4**	5	
Construction and property	**29**	26	
Hotels, restaurants and wholesale and retail trade	**12**	14	
Transport, storage and communication	**2**	2	
Financial	**2**	1	
Other services etc.	**6**	7	
Individuals:			
Home Mortgages	**27**	27	
Other personal lending	**6**	7	
Overseas residents	**10**	10	
	100	100	
Impaired loans	**£322m**	£263m	£2[illegible]
Impaired loans as a % of closing advances	**1.82%**	1.89%	1.[illegible]
Impairment provisions as a % of impaired loans	**38%**	38%	[illegible]
Risk weighted assets	**£16.1bn**	£12.7bn	£14.
Customer deposits	**£6.1bn**	£4.9bn	£5.

* Before impairment provisions.

Operational Performance

Lending and Deposit Growth

Demand remained buoyant in the first half, with overall lending up 23% on an annualised basis to £17.7bn (end 2006 £15.9bn). Deposits also grew strongly, showing an annualised increase of 10% to £6.1bn (end 2006 £5.8bn).

Business Banking

Within the banking franchise, the core divisions of Business, Property and Regional Banking all contributed to another excellent performance. Advances growth was strong in the first half, gross lending increased by an annualised 23% to £12.6bn (end 2006 £11.3bn) with pipeline showing similar strength, up 15% from December 2006. The recently launched Integrated and Acquisition Finance business has been successful in securing a number of large ticket, high profile deals in the first half of 2007.

Retail

Our Retail businesses (Retail Network, Intermediary Mortgage and Asset Finance) have enjoyed strong growth in the first half of 2007 against the backdrop of an increasingly competitive marketplace and a softening residential property market. Advances increased by an annualised 22% to £5.1bn (end 2006 £4.6bn), with the pipeline increasing by 12% from December 2006. We have increased our share of gross lending in the mortgage market from 7.4% to 7.7% in the period.

On 21 May 2007, BOSI became a full-service bank with the launch of the new Halifax Current Account (HCA). The launch has been very well received by the market with the first six weeks of trading ahead of expectations. We continue the roll-out of our branch network, with 32 branches now open for business, and we are on track to achieve our roll-out target for the remainder of the year.

Prospects

The underlying economic conditions in Ireland continue to be positive with projections showing strong growth in GDP for the remainder of 2007 and 2008, low unemployment and stability in consumer confidence, albeit that there will continue to be some softening in the housing market as a result of the increasing interest rate environment.

House price growth has slowed over the period as a result of uncertainties in stamp duty reform and continuing interest rate increases. This slowdown in growth to more sustainable levels is welcome and there are signs of renewed activity in the mortgage market now that the stamp duty issue has been resolved. We believe this will build through the second half of the year.

Prospects for our core Business Banking businesses are good, with benign market conditions and a healthy pipeline. The Integrated and Acquisition Finance offering has attracted considerable early success and we will continue to build on this momentum through the remainder of the year.

In our Retail and Intermediary division, the sales pipeline is strong and trending upwards as we increase our nationwide footprint. Affordability, on the back of eight consecutive rises in the ECB rate, is in the forefront of customer minds and as the best buy tables demonstrate, our products are ideally placed to meet this demand. Therefore, in the mortgage market particularly, we expect to increase our market share for the second year in a row as we continue to grow both our intermediary brand (Bank of Scotland Ireland) and our retail brand (Halifax).

With the launch of the new Halifax current account and with 32 branches now open, the rollout of the Retail proposition is on target. While it is still early days, initial signs for the business are encouraging, and we believe we are well positioned to benefit from the opportunities in the Irish market.

Europe & North America ('ENA')

Underlying profit before tax increased by 23% to £103m (H1 2006 £84m) largely driven by the targeted expansion of our Corporate USA business and increased distribution in our European Financial Services business ('EFS'). Our European Retail businesses continue to invest in the infrastructure required to support increasing distribution capacity with the ongoing expansion of the Banco Halifax Hispania ('BHH') branch retail network in Spain and the expansion of distribution channels for our market leading online mortgage product in BoS Netherlands ('BoSNL').

Financial Performance

Income Statement	**Half year ended 30.06.2007 £m**	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	31.'
Net interest income	**63**	54	59	
Underlying non-interest income	**117**	94	126	
Fees and commission income	**15**	10	11	
Fees and commission expense	**(72)**	(77)	(99)	
Change in value of in-force long term assurance business	**35**	25	79	
Net income from long term business*	**127**	131	127	
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**3**	2	1	
Other operating income	**8**	4	8	
Share of losses of associates and jointly controlled entities	**1**	(1)	(1)	
Underlying net operating income	**180**	148	185	
Underlying operating expenses	**(73)**	(60)	(74)	
Staff	**(35)**	(25)	(32)	
Accommodation, repairs and maintenance	**(3)**	(4)	(6)	
Technology	**(4)**	(4)	(1)	
Marketing and communication	**(4)**	(5)	(2)	
Depreciation:				
Property and equipment and intangible assets	**(6)**	(4)	(6)	
Other	**(20)**	(17)	(26)	
Sub total	**(72)**	(59)	(73)	
Recharges:				
Technology	**(1)**	(1)		
Accommodation			(1)	
Underlying operating profit before provisions	**107**	88	111	
Impairment losses on loans and advances	**(4)**	(4)	(5)	
Underlying profit before tax	**103**	84	106	
Net interest margin	**1.47%**	1.43%	1.48%	
Impairment losses as a % of average advances	**0.04%**	0.05%	0.06%	
Cost:income ratio	**40.6%**	40.5%	40.0%	

*Net income from long term business is explained in the note on page 29. This effectively represents the annual management charge on long term assurance business together with premiums, net of claims and changes in liabilities, in respect of protection business.

Operating Income and Margins

Net interest income increased by 17% to £63m (H1 2006 £54m) reflecting strong growth in customer advances across our banking businesses. The decrease in net interest margin to 1.47% (H2 2006 1.48%) reflects a slight change in the business mix of our loan book in the US, largely offset by an improvement in our Retail business, in part due to improved funding rates.

Movement in margin	Basis points
Net interest margin for the half year ended 31 December 2006	148
Lending margin Corporate	(3)
Lending margin Retail	2
Net interest margin for the half year ended 30 June 2007	**147**

Underlying non-interest income increased by 24% to £117m (H1 2006 £94m), and reflects business growth in EFS and returns from equity realisations in the US.

Operating Expenses

Underlying operating expenses increased by 22% to £73m (H1 2006 £60m), and remain broadly in line with the second half of 2006. The increase from the first half of 2006 reflects continued investment to support the phased expansion of our sales and distribution channels, particularly in the USA, and to meet ongoing legislative changes in key markets. In BHH, investment continued in the retail branch network, with the opening of branches in Majorca and Calahonda, taking the number of branches in Spain to 21. Investment by BHH also included the establishment of a sales presence in Dublin in 2007 to maximise growth opportunities arising from the buoyant Irish expatriate market for Spanish banking facilities. The first half of 2007 has also seen us open a new office in Toronto. Despite these investments, the cost:income ratio of 40.6% remains broadly unchanged (H1 2006 40.5%).

Credit Quality and Provisions

Credit quality remains strong across the division. Impaired loans as a % of closing advances increased to 0.49% (end 2006 0.47%), reflecting moderate increases across our diversified portfolio. Impairment losses as a % of average advances improved marginally to 0.04% (H1 2006 0.05%). Impairment provisions as a % of impaired loans remain broadly in line with 2006 at 52% (end 2006 51%).

	As at 30.06.2007	As at 30.06.2006	A 31.12.2

Balance Sheet and Asset Quality Information

Loans and advances to customers	**£9.7bn**	£7.8bn	£8.
Impairment provisions on advances	**£25m**	£19m	£2
Impairment provisions as a % of closing advances	**0.26%**	0.24%	0.2
Classification of advances*:	**%**	%	
Hotels, restaurants and wholesale and retail trade	**2**	3	
Financial		1	
Other services			
Individuals:			
Home mortgages	**6**	7	
Overseas residents:			
Manufacturing industry	**3**		
Construction and property	**7**	5	
Hotels, restaurants and wholesale and retail trade	**2**	2	
Transport, storage and communication	**1**	1	
Financial	**3**	3	
Other services	**16**	16	
Individuals:			
Home mortgages	**60**	62	
	100	100	
Impaired loans	**£48m**	£35m	£3
Impaired loans as a % of closing advances	**0.49%**	0.45%	0.4
Impairment provisions as a % of impaired loans	**52%**	54%	5
Risk weighted assets	**£7.2bn**	£6.7bn	£5.
Customer deposits	**£0.2bn**	£0.2bn	£0.

* Before impairment provisions.

Operational Performance

Lending and Deposit Growth

ENA experienced robust growth levels in the first half of 2007, with an annualised increase in lending of 34% to £9.7bn (end 2006 £8.3bn). This reflects strong annualised growth of 76% in Corporate and 17% in Retail.

The particularly strong growth experienced in Corporate USA enhances the spread of the portfolio both geographically and by business, with 34% of lending in Corporate and 66% in Retail. In Retail, our lending portfolio is almost wholly in the form of residential mortgages while Corporate continues to benefit from a diverse portfolio spread across a range of specialist sectors (e.g. Oil & Gas, Gaming, Real Estate).

As at 30.06.2007 £bn	As at 30.06.2006 £bn	31.12.

Advances		
Corporate	**3.3**	2.4
Retail	**6.4**	5.4
	9.7	7.8

Corporate

Our Corporate USA business, based in eight major economic centres across the USA, has delivered strong lending growth and profits despite the impact of a weakening US dollar. Lending grew by an annualised 76% to £3.3bn (end 2006 £2.4bn), reflecting the momentum generated in our mainstream corporate business following the disposal of our investment in Drive Financial Services in December 2006. The US business has continued to focus on its chosen specialist sectors, while expanding the regional banking partnership initiative which identifies US regional banks with whom we can partner in commercial lending opportunities. In July we opened a new corporate office in Miami and have plans to open a further office before the end of the year.

Retail

BoSNL, our market leading online mortgage sales business, saw lending grow by an annualised 21% to £5.2bn (end 2006 £4.7bn). The expansion of our intermediary distribution channels has contributed significantly to this growth. In Spain, in a difficult market, BHH has grown its lending by an annualised 14%, as we continue our strategy of rolling out retail branches in key UK and Irish expatriate destinations across Spain.

European Financial Services

Our European investment business has performed well despite the continuing slow market conditions in our core German market which is undergoing significant legislative change. While sales levels in the German investment market are down 15% compared with the same period last year, our sales have risen by 5% to £41m (H1 2006 £39m). In addition, we continue to enter into new distribution agreements and this, coupled with ongoing product innovation, leaves EFS well placed to take advantage of an improvement in market conditions. Funds under management increased by an annualised 8% to £10.0bn (end 2006 £9.6bn).

Investment Sales*	**Half year ended 30.06.2007 Single £m**	**Half year ended 30.06.2007 Annual £m**	**Half year ended 30.06.2007 Total £m**	**Half year ended 30.06.2007 Total APE £m**	Half year ended 30.06.2006 Single £m	Half year ended 30.06.2006 Annual £m	Half year ended 30.06.2006 Total £m	H 30.06
Life:	**81**	**28**	**109**	**36**	79	25	104	
With profits	**13**	**5**	**18**	**6**	33	5	38	
Unit Linked	**68**	**21**	**89**	**28**	46	13	59	
Protection		**2**	**2**	**2**		7	7	
Individual Pensions		**5**	**5**	**5**		6	6	
Total	**81**	**33**	**114**	**41**	79	31	110	

* APE is calculated as annual premiums plus 10% of single premiums.

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Profit increased by 44% to £56m (H1 2006 £39m), driven by the value of new business and profits emerging from the in-force business, particularly that of Heidelberger Leben. The vast majority of investment business in EFS is accounted for on an EV basis under IFRS. The table below analyses the EV profit contribution of EFS.

	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	31.
Contribution from existing business:				
Expected contribution	**25**	21	23	
Actual vs expected experience	**12**	6	13	
	37	27	36	
Contribution from new business	**16**	10	26	
Investment earnings on net assets using long term assumptions	**3**	2	1	
Underlying profit before tax	**56**	39	63	

New business profitability, as measured on the embedded value basis under IFRS was 39% (H2 2006 41%, H1 2006 26%).

Prospects

We continue to pursue our strategy of targeted organic growth while exploring opportunities to develop new markets. Moving forward, our plans include expanding the depth of our presence in current markets by increasing distribution channels through the development of new products, new relationships and extending our physical presence. Our newly established business based in Toronto will initially focus on specialist corporate sectors such as corporate finance, real estate, infrastructure and natural resources and with a pipeline of business already in place, we are optimistic about our growth prospects.

We operate in established, affluent and accessible markets which are forecast to maintain robust growth and which suit HBOS products and risk appetite. The continued attractiveness of the economic, political and fiscal conditions in our markets will play a major role in the pace of our expansion, as will our ability to continue to attract high quality, talented colleagues. With our current low market penetrations the scale of the opportunity is substantial.

TREASURY & ASSET MANAGEMENT

Underlying profit before tax increased by 24% to £194m (H1 2006 £156m) reflecting strong revenue growth, offset in part by our investment in the development of new product capabilities and distribution. Asset quality remains high and no credit provisions were required in the period.

Financial Performance

Income Statement	**Half year ended 30.06.2007 £m**	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	er 31.12.2
Net interest income	**93**	105	100	
Underlying non-interest income	**267**	186	229	
Net trading income	**105**	106	143	
Fees and commission income	**128**	90	96	
Fees and commission expense	**(21)**	(23)	(20)	
Other operating income	**55**	13	9	
Share of profits of associates and jointly controlled entities			1	
Underlying net operating income	**360**	291	329	
Underlying operating expenses	**(170)**	(135)	(157)	
Staff	**(99)**	(77)	(94)	
Accommodation, repairs and maintenance	**(1)**		(1)	
Technology	**(5)**	(5)	(5)	
Marketing and communication	**(2)**	(3)	(3)	
Depreciation:				
Property and equipment and intangible assets	**(2)**	(2)	(2)	
Other	**(40)**	(37)	(41)	
Subtotal	**(149)**	(124)	(146)	
Recharges:				
Technology	**(3)**	(3)	(3)	
Accommodation	**(7)**	(7)	(7)	
Other shared services	**(11)**	(1)	(1)	
Underlying operating profit	**190**	156	172	
Non-operating income	**4**		22	
Underlying profit before tax	**194**	156	194	
Net interest margin (bps)*	**5**	7	6	
Cost:income ratio	**47.2%**	46.4%	47.7%	47
Insight's funds under management	**£102.1bn**	£88.7bn	£98.6bn	£98
of which, overlay funds under management	**£8.1bn**		£5.0bn	£5
Invista's funds under management	**£10.2bn**	£7.9bn	£9.2bn	£9
Risk weighted assets	**£15.4bn**	£14.5bn	£15.0bn	£15

* Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets but including lending to other members of the group.

Operating Income and Margins

Underlying net operating income increased by 24% to £360m (H1 2006 £291m). Net interest income decreased by 11% to £93m (H1 2006 £105m), £24m of this reduction being due to the use of non-interest bearing investments, where the return is reported through non-interest income rather than net interest income.

Underlying non-interest income increased by 44% to £267m (H1 2006 £186m). This strong growth includes the income from the non-interest bearing investments referred to above and the inclusion of the Payment & International Services business, previously reported in Corporate, from 1 January 2007, which accounts for £11m of the increase.

Operating Expenses

Underlying operating expenses increased by 26% to £170m (H1 2006 £135m). The increase reflects the ongoing development of the business and the operating expenses relating to the Payment & International Services business, which accounts for £10m of the increase.

Asset Quality and Provision
Within our Treasury operations, we maintain a cautious policy to avoid sub-investment grade investments, with 99% of our inter-bank and structured investment portfolios rated A or above. During the period no credit provisions were required.

Non-operating Income
Following a strategic review of the non-core Channel Islands business, Insight announced in May 2007 the sale of its Guernsey based retail business (with £0.5bn of assets under management) to Syndicate Asset Management. Completion took place at the end of June with a gain on sale of £4m.

Operational Performance

Funding
Treasury continues to be active in supporting the Group's capital and funding plans, arranging five capital issues on behalf of HBOS plc: two floating rate lower Tier 2 subordinated debt issues (€1,000m and US$1,000m); two fixed/floating rate subordinated debt issues (AUD$600m and CAD$500m); and a US$750m Tier 1 perpetual preference share issue.

Approximately £11.6bn of funds were raised from existing programmes during the first half of the year. This comprised approximately £3.2bn from covered bonds and approximately £8.4bn from securitisations. These transactions included the first securitisation of UK residential mortgages originated by Birmingham Midshires through the Pendeford programme and the continued development of the covered bond market in the United States. HBOS also completed an unfunded synthetic securitisation.

Sales and Trading
UK Sales performance was strong with revenues increasing by 38% to £90m (H1 2006 £65m), primarily as a result of increased Corporate sales revenues, which accounts for £9m of the increase, and the inclusion of the Payment & International Services business. UK Trading revenues are in line with the first half of 2006 at £90m (H1 2006 £91m), resulting from increased structured transaction business revenue being offset by widening of credit spreads.

Insight
The restructure of the UK Equity platform in the middle of last year is having the desired result, turning around the below benchmark performance of 2006 to deliver 2007 year to date performance well ahead of benchmark. Global Equity performance continues to be very strong. With the exception of UK Fixed Income (which had previously experienced 3 years of solid out performance), our cash and fixed income funds delivered above benchmark performance for the first half of the year. Our Absolute Return funds continue to perform well, ahead of their benchmark. Of the other asset classes, performance has generally been good; overall 13 out of the 18 asset classes that Insight manages are ahead of benchmark for the half year to June 2007.

Insight saw gross inflows of £14.9bn (H1 2006 £10.7bn). Net inflows totalled £6.0bn (H1 2006 £7.4bn) with Institutional Fixed Income and Liability Driven Investment ('LDI') mandates again the driving force behind these strong sales figures. Within the gross inflows, £3.1bn (H1 2006 nil) related to overlay mandates, where we are appointed to manage the risks of pension schemes' liabilities rather than the underlying portfolio of assets. Overall assets under management increased to £102.1bn (end 2006 £98.6bn) which incorporates a transfer out of £4.2bn as part of the agreed sale of Equitable Life funds.

Insight achieved recognition as one of the market leaders in the Institutional pension market by recently winning several prestigious industry awards. At the Financial Times Business Pension and Investment Provider Awards 2007, Insight was named UK Fixed Income Manager of the Year and LDI Manager of the Year. At the Global Pension Awards Insight was crowned LDI Manager of the Year.

Invista

Invista's assets under management increased to £10.2bn (end 2006 £9.2bn). Invista now manages a total of 19 funds, 5 on behalf of the HBOS Group, invested across the UK and Continental Europe in commercial and residential property assets. During the first half of 2007, Invista continued to deliver strong investment performance for its clients and saw strong fund flows into its range of open-ended client funds. Furthermore it was successfully awarded a mandate to manage the newly launched St. James's Place Authorised Property Unit Trust in January 2007, and a further mandate to manage £325m of residential property on behalf of the Wellcome Trust.

Invista successfully completed two balance sheet investments, using the proceeds raised at IPO. The first of which was the acquisition of a €348m portfolio of French assets through a 50/50 JV with a long standing joint venture partner. The second was the acquisition of a £127.5m UK residential portfolio with a joint venture partner. The residential portfolio has a long-term lease with the Ministry of Defence and a gross yield of around 6.7%. These acquisitions are consistent with the strategy that the company set out to investors at the time of IPO.

Prospects

Treasury's primary focus is to deliver a top quality service and performance to our other divisions and our clients, and we will continue to invest in our capabilities to do so. Access to customers, product innovation and strong standing in the market underpins our confidence in continued profitable growth prospects. Our cautious approach to risk will, however, remain unaltered.

Insight's leading position in the Fixed Income and LDI markets in the UK provides the ideal platform to expand into Europe. Early signs are very promising as we have already secured a number of mandates for Absolute Return, Fixed Income and Global Equity. With the continued strong performance of Insight's Absolute Return funds, we plan to generate additional sales as pension schemes increasingly look for alternative solutions to run their investment portfolios.

Invista has successfully built a platform for growth and is now well positioned to benefit from its presence in the UK and European commercial and residential property markets. It has successfully begun its programme of balance sheet deployment which will enable it to set up and launch new and innovative funds for its clients. Central to Invista's growth strategy are the areas of UK residential and Europe, where there are plans to establish a physical presence which will begin with the opening of an office in Paris during 2007.

Group underlying profit before tax increased by 13% to £2,962m (H1 2006 £2,612m). Underlying net operating income rose by 11% driven by strong growth in underlying non-interest income. Underlying operating expenses rose by 8% and impairment losses by 11%.

Basic earnings per share increased by 22% to 55.1p (H1 2006 45.3p). Underlying earnings per share rose 16% to 54.6p (H1 2006 47.0p) and the interim dividend increased by 23% to 16.6p. The interim dividend will be paid on 3 October 2007 to ordinary shareholders on the register at the close of business on 10 August 2007. The table below reconciles underlying profit before tax and profit before tax.

	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	er 31.12.2
Underlying profit before tax	**2,962**	2,612	2,925	5,
Adjusted for:				
Retail banking fee refunds	**(79)**			
Impact of the 2008 change in corporation tax rate on the value of leasing assets	**(18)**			
Profit on sale of Drive			180	
Mortgage endowment compensation			(95)	
Goodwill impairment	**(2)**		(55)	
Policyholder tax payable	**167**	134	86	
Short term fluctuations	**(33)**	(92)	11	
Profit before tax	**2,997**	2,654	3,052	5,

The publicity generated by the OFT market study into current account charges has generated an industry wide increase in customer requests for refunds of current account service fees. In the first half of 2007, such refunds, including amounts agreed in principle but not yet paid, together with the associated administration costs, amounted to £79m, reported outside of our underlying results as they relate predominantly to fees charged in prior years.

As a result of the 2007 Finance Act, the main UK corporation tax rate will reduce from 30% to 28% in April 2008. This change affects the income recognition of leases that contain tax variation clauses resulting in an estimated reduction in the underlying lease receivables at June 2007 of £18m (pre-tax). The change in tax rate also reduces the deferred tax net liabilities of the Group by £110m at June 2007. The net benefit to profit attributable to ordinary shareholders of £97m has been excluded from the underlying results.

The table below reconciles underlying profit attributable to ordinary shareholders to profit attributable to ordinary shareholders.

	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	er 31.12.2
Underlying profit attributable to ordinary shareholders	**2,046**	1,794	2,022	3,
Adjusted for:				
Retail banking fee refunds	**(55)**			
Impact of the 2008 change in corporation tax rate on:				
the value of leasing assets	**(13)**			
deferred tax net liabilities	**110**			
Profit on sale of Drive			180	
Mortgage endowment compensation			(67)	
Goodwill impairment	**(2)**		(55)	
Short term fluctuations	**(23)**	(65)	8	
Profit of disposal group classified as held for sale attributable to ordinary shareholders			3	
Profit attributable to ordinary shareholders	**2,063**	1,729	2,091	3,

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i... 01/08/2007

Divisional financial performance can be summarised as follows:

Half year ended 30 June 2007	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Mgmt £m	Group Items £m	Drive £m	Half year ended 30.06.2007 £m
Underlying net interest income	2,087	992	(50)	504	93			3,626
Underlying non-interest income	630	922	775	207	267			2,801
Underlying net operating income	2,717	1,914	725	711	360			6,427
Underlying operating expenses	(1,053)	(436)	(409)	(334)	(170)	(161)		(2,563)
Impairment losses on loans and advances	(678)	(235)		(50)				(963)
Underlying operating profit	986	1,243	316	327	190	(161)		2,901
Non-operating income	57				4			61
Underlying profit before tax	**1,043**	**1,243**	**316**	**327**	**194**	**(161)**		**2,962**
Half year ended 30 June 2006								
Underlying profit before tax	1,133	809	287	293	156	(111)	45	2,612
Increase/(decrease) in underlying profit before tax	**(8)%**	**54%**	**10%**	**12%**	**24%**	**(45)%**		**13%**

Taxation

As a result of the 2007 Finance Act, the main UK corporation tax rate will reduce from 30% to 28% in April 2008. This has resulted in a reduction to the deferred tax net liabilities of the Group of £110m at June 2007, which has been excluded from our underlying results.

The tax charge for the period of £858m (H1 2006 £865m) includes £167m (H1 2006 £134m) in respect of the tax charge levied on life companies for policyholder tax and a decrease of £110m in respect of the change in the main UK corporation tax rate. Excluding these items results in an effective rate of 28.3% (H1 2006 29.0%). The tax charge of £858m includes overseas tax of £80m (H1 2006 £82m).

Post Tax Return on Mean Equity

Group post tax return on mean equity ('ROE') increased to 21.0% (H1 2006 20.5%). This increase was driven by a 14% increase in the underlying post tax profit attributable to ordinary shareholders compared to just a 12% increase in mean equity, the latter benefiting from the cumulative impact of the share buyback programme.

	Half year ended 30.06.2007 £m	Half year ended 30.06.2006 £m	Half year ended 31.12.2006 £m	e 31.12.
Underlying profit attributable to ordinary shareholders	**2,046**	1,794	2,022	3
Mean Equity	**19,665**	17,611	19,059	18

Regulatory Announcement

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RECEIVED

2007 SEP 17 A 11:-7

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	11:28 01-Aug-07
Number	3148B

RNS Number:3148B
HBOS PLC
01 August 2007

HBOS plc - Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 9,125,345 ordinary shares of 25p each in HBOS plc (the 'Company'). These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations as follows:-

7,716,308 in respect of The HBOS plc Share Incentive Plan
191,599 in respect of The HBOS plc International Free Shares Plan
955,709 in respect of The HBOS plc Australian Free Share Plan
261,729 in respect of The HBOS plc Approved Profit Sharing Scheme

collectively known as the "Plans".

Participants in the Plans have or will become entitled to these shares following the award of these shares. These shares will rank equally with the existing issued ordinary shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	11:40 01-Aug-07
Number	3180B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	31 July 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,810,435	(1.490%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,810,435	(1.490)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,075,631	£6.217
Sale	51,000	£6.200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number of Exercise Type, e.g. Expiry Option

name,e.g. call option	selling, purchasing, varying etc.	securities to which the option relates (Note 7)	price	American, European etc.	date	money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:06 01-Aug-07
Number	3504B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)..................................

3. Name of *person discharging managerial responsibilities/director*

a) Peter Cummings
b) Jo Dawson
c) Dennis Stevenson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

a) HSDL Nominees Limited
b) HSDL Nominees Limited
c) State Street Nominees Limited

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

a) 10,000
b) 5,393
c) 54,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

a) £9.27
b) £9.27
c) £9.26

14. Date and place of transaction

1 August 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

a) 131,063
b) 104,526
c) 378,392

16. Date issuer informed of transaction

1 August 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

0131 243 5557

Name and signature of duly authorised officer of *issuer* responsible for making notification

Lysanne Black, Senior Deputy Company Secretary

Date of notification

1 August 2007

END
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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

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RECEIVED

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 02-Aug-07
Number	3708B

RNS Number:3708B
HBOS PLC
02 August 2007

HBOS plc

HBOS plc announces that on 1 August 2007 it purchased 1,000,000 of its ordinary shares at a price of 935.437 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 1,502,000 of its ordinary shares in Treasury and has a total of 3,733,716,205 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index-July2007
Released	08:00 02-Aug-07
Number	3791B

Halifax House Price Index

National Index **July 2007**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 643.8 Monthly Change 0.7% Annual Change 1'

Standardised Average Price (seasonally adjusted) £198,915

Key Points

- House prices increased by 0.7% in July. This is the fourth consecutive month that ho prices have grown by less than 1.0%, confirming that house price inflation is slowing.

- House prices increased by 1.3% between April and July. This was the smallest three monthly rise – a good indicator of the underlying trend – since August 2006.

- Mortgage approvals to fund house purchase in 2007 Q2 were 8% lower than in 2006 The level of new buyer interest in purchasing a house fell for the seventh successive month in June. (Sources: Bank of England & RICS)

- Homeowners who took out a fixed rate deals two years ago will face higher mortgage payments when they re-mortgage. A borrower with a £114,000 mortgage, taking out year fix in 2005 at 5.08%, faces an increase in monthly payments of around £65, or 1 when the deal expires this year. The overwhelming majority of these borrowers are expected to be able to absorb the increase in payments as earnings and housing equ have risen in the past two years.

- A healthy economy and strong labour market continue to underpin housing demand. UK economy recorded an unprecedented 60th consecutive quarter of rising activity ir 2007 Q2. Over the 15 years from 1992 Q3 to 2007 Q2, the level of real GDP in the U increased by 53% compared with a 32% increase in the previous 15 years.

- We have recently revised our house price growth forecast for 2007 from 4% to 6%. T

upward revision largely reflects the greater upward movement in prices than expecte during the first four months of the year. Pressure on householders' finances is likely t increasingly curb housing demand over the remainder of 2007, causing house price inflation to ease.

Commenting, Martin Ellis, Chief Economist, said:

"House prices increased by 0.7 per cent in July. This is the fourth consecutive month that house prices have risen by less than 1.0 per cent, confirming that house price inflation is slowing.

We expect the downward trend in house price growth to continue as the five interest rate rises since last summer have an increasing impact on household spending and housing demand. sound economic fundamentals, high levels of employment and a shortage in the number of properties available for sale, particularly in London and the South East, will, however, continue to support house prices."

House price growth is slowing.....

House prices increased by 1.3% between April and July. This was the smallest three monthly rise – a good indicator of the underlying trend -- since August 2006. The three monthly growth rate has fallen sharply in recent months, dropping from a high of 4.5% in March.

.....and housing market activity also continues to ease

Mortgage approvals to fund house purchase in the three months to June (Q2) were 4% lower than in the preceding quarter. This continues the downward trend since last autumn with approvals in 2007 Q2 being 8% lower than in 2006 Q4. (Source: Bank of England)

The level of new buyer interest in purchasing a house fell for the seventh successive month in June, indicating that potential buyers have become more cautious. Completed property sales also fell in 2007 Q2 and were 6% lower than a year ago. (Source: RICS)

Modest pick-up in annual house price inflation is likely to be short-lived...

The annual rate of house price inflation has edged up in the past two months from 10.6% in May to 11.2% in July despite smaller monthly rises. This increase in the annual rate is due to the weakness in house prices in mid 2006 when prices fell by 0.3% between April and July. The modest recent pick-up in the annual rate is likely to be short-lived. We expect house price inflation to ease over the remainder of the year as the impact of higher interest rates is increasingly felt.

Greater take-up of fixed rate mortgages is delaying the full impact of higher interest rates...

The increase in the proportion of borrowers taking out a fixed rate mortgage in recent years appears to have affected the timing of the housing market's response to interest rate changes. As a result, house price inflation and activity are likely to take longer to slow as interest rates rise because many borrowers are only affected when their fixed rate deal matures. Over the past 18 months, nearly 70% of new mortgages have been taken out on fixed rate terms; substantially above the average of around 40% since 1993.

...homeowners who took out a fixed rate deal two years ago face higher payments when they remortgage...

The CML estimates that around 1.3 million borrowers took out fixed-rate mortgages in 2005, and a further 1.5 million in 2006. The majority of these mortgages would have been fixed for two years. A borrower with a £114,000 mortgage – the average in 2005 - taken out at the average two year fixed rate in 2005 of 5.08%, would be making monthly repayments of £669.02. When the deal expires this year, the new monthly repayments would be £733.72 – an increase of 10% or £65 - assuming that the borrower moves onto the current average two year fixed rate of 6.04%.

...but most borrowers will be able to absorb the rise in payments

The estimated 2.8 million borrowers who took out a fixed rate mortgage in 2005 and 2006 account for around 25% of all mortgage borrowers. The overwhelming majority of these borrowers are expected to be able to absorb the increase in payments. Most people's earnings will have risen since they took out the mortgage – average earnings have risen by 7% over the past two years in monetary terms - providing more income to finance the higher interest payments. In addition, most borrowers facing higher payments will have accumulated a significant cushion of housing equity as a result of house price inflation since they took out their mortgage.

Economic fundamentals are sound......

A healthy economy and strong labour market continue to underpin housing demand. The UK economy recorded an unprecedented 60th consecutive quarter of rising activity in 2007 Q2. Gross domestic product (GDP) increased by 0.8% between Q1 and Q2, above its long-term average pace (0.7%). Over the 15 years from 1992 Q3 to 2007 Q2, the level of GDP in the UK increased by 53% after adjustment for inflation. This is significantly faster than in the previous 15 years when the level of GDP increased by an inflation-adjusted 32%.

The number of people in employment has risen strongly in the past few years against the background of healthy economic growth. Employment continued to rise in the three months to May with the total number 180,000 higher than a year ago. (Source: ONS)

...and supply shortages to support house prices

A sound economic backcloth, together with an ongoing shortage of both new housebuilding and secondhand properties for sale, should continue to support house prices.

House price forecast growth in 2007 revised from 4% to 6%

We have recently revised our house price growth forecast for 2007 from 4% to 6%. This upward revision largely reflects the greater upward movement in prices than expected during the first four months of the year. Pressure on householders' finances is likely to increasingly curb housing demand over the remainder of 2007. The increase in mortgage rates since last summer is having an effect on housing affordability and will bite further

during the coming months. Negative real earnings growth so far this year and rising food prices will also reduce the income households have available for housing.

NOTE: The 11.2% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

RECEIVED
2007 SEP 17 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:53 02-Aug-07
Number	4370B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	1 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	26,183,093	(2.074%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,183,093	(2.074%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	6,200	£6.100
Sale	6,200	£6.100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm
Released	15:01 02-Aug-07
Number	4381B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	1 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	68,011,313	(2.834%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	68,011,313	(2.834%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	179,164	£0.119
Sale	179,164	£0.119

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	2 August 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

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RECEIVED
2007 SEP 17 A ...
OFFICE OF ... CORPORATE ...

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Xansa plc
Released	14:46 03-Aug-07
Number	5275B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Xansa plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	2 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,192,387	(1.779%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,192,387	(1.779%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	70,000	£1.266

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	3 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	15:22 03-Aug-07
Number	5316B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	2 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,707,435	(1.481%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,707,435	(1.481%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	103,000	£6.310

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Prospectus
Released	17:47 03-Aug-07
Number	5444B

Publication of Supplementary Prospectus

The Prospectus in relation to the Programme for the Issuance of Medium- Term Notes Due Nine Months or More From Date of Issue ("the US MTN Programme") of HBOS plc, The Governor and Company of the Bank of Scotland and HBOS Treasury Services plc (acting through its London office and Sydney branch) as issuers dated 1st May, 2007, was published on 8th May 2007 (Regulatory Announcement number 2521W). The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive").

A supplement (the "Supplement") to the Prospectus has been approved by the UK Listing Authority on the 1st August 2006 and is available for viewing.

The Supplement is supplemental to, and should be read and construed in conjunction with, the Prospectus and any other supplements to the Prospectus.

To view the Supplement, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5444b_-2007-8-3.pdf

http://www.hbosplc.com/home/includes/RNS%20Announcement.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and supplement is not addressed. The Prospectus and Supplement are not intended for use in the United States and is not addressed to or targeted at U.S persons and should not be

relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Supplement you must ascertain from the Prospectus and Supplement whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

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RECEIVED

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Prospectus
Released	17:53 03-Aug-07
Number	5450B

Publication of Supplementary Prospectus

The Prospectus in relation to the Programme for the Issuance of Debt Instruments ("the EMTN Programme") of HBOS plc, The Governor and Company of the Bank of Scotland and HBOS Treasury Services plc (acting through its London office and Sydney branch) as issuers dated 1st May, 2007, was published on 1st May 2007 (Regulatory Announcement number 1416W). The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive").

A supplement (the "Supplement") to the Prospectus has been approved by the UK Listing Authority on the 1st August 2006 and is available for viewing.

The Supplement is supplemental to, and should be read and construed in conjunction with, the Prospectus and any other supplements to the Prospectus.

To view the Supplement, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5450b_-2007-8-3.pdf

http://www.hbosplc.com/home/includes/RNS%20Announcement.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Supplement is not addressed. The Prospectus and Supplement are not intended for use in the United States and is not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Supplement you must ascertain from the Prospectus and supplement whether or not you are part of the intended addressees of the information contained

therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	18:05 03-Aug-07
Number	5463B

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

NZD 100,000,000 8.25 per cent. Fixed Rate Notes due 30 July 2010,
ISIN No. XS0313316688

http://www.rns-pdf.londonstockexchange.com/rns/5463b_-2007-8-3.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States

Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Xansa plc
Released	14:30 06-Aug-07
Number	5954B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Xansa plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	3 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,196,588	(1.780%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,196,588	(1.780%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,200	£1.268

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	6 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2007 SEP 17 A 11:2

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:20 08-Aug-07
Number	7612B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	7 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,163,105	(2.072%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,163,105	(2.072%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	19,988	£6.147

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm
Released	15:27 08-Aug-07
Number	7627B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	7 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	67,524,929	(2.814%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	67,524,929	(2.814%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	486,385	£0.118

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8 August 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2007 SEP 17 A 11:23

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	15:51 08-Aug-07
Number	7661B

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 3,500,000 CMS Linked Floating Rate Notes due July 2017, ISIN No. XS0312522450

http://www.rns-pdf.londonstockexchange.com/rns/7661b_-2007-8-8.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United

States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

Go to market news section

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	15:51 08-Aug-07
Number	7658B

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W)), the Supplemental Prospectus dated 1st August 2007 was published on 3rd August 2007 (Regulatory Announcement number 5450B).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

ZAR 300,000,000 Floating Rate Notes due June 2010, Temporary ISIN No. XS0313607573, Permanent ISIN No. will be XS0305443581

http://www.rns-pdf.londonstockexchange.com/rns/7658b_-2007-8-8.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be

relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

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RECEIVED
2007 SEP 17 A 11:27

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:03 08-Aug-07
Number	7672B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii).....................................

3. Name of *person discharging managerial responsibilities/director*

John E. Mack

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Own name

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,500

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£9.525

14. Date and place of transaction

6 August 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1,500

16. Date issuer informed of transaction

7 August 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Lysanne Black, Senior Deputy Company Secretary

Date of notification

8 August 2007

END

END

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©2007 London Stock Exchange plc All rights reserved

RECEIVED

2007 SEP 17 A 11: 29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:15 08-Aug-07
Number	7667B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*

a) Peter Cummings, Director
b) Jo Dawson, Director
c) Benny Higgins, Director
d) Phil Hodkinson, Director
e) Andy Hornby, Director
f) Colin Matthew, Director
g) Harry Baines, PDMR
h) Dan Watkins, PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3 above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to the Directors/PDMRs detailed in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 25p each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Awards made under the HBOS plc Share Incentive Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

(a) – (h) 317 ordinary shares each

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when

calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£9.45

14. Date and place of transaction

7 August 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

a) 131,380
b) 104,843
c) 24,911
d) 336,471
e) 608,001
f) 360,697
g) 57,759
h) 62,802

16. Date issuer informed of transaction

8 August 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

0131 243 5486

Name and signature of duly authorised officer of *issuer* responsible for making notification

Lysanne Black, Senior Deputy Company Secretary

Date of notification

8 August 2007

END
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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

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RECEIVED Free annual report

2007 SEP 17 A

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 10-Aug-07
Number	8568B

RNS Number:8568B
HBOS PLC
10 August 2007

HBOS plc

HBOS plc announces that on 9 August 2007 it purchased 2,000,000 of its ordinary shares at a price of 912.445 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,502,000 of its ordinary shares in Treasury and has a total of 3,739,334,585 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	10:00 10-Aug-07
Number	8802B

Senior HBOS Appointments

The Board of HBOS plc announces some important senior appointments.

Philip Gore-Randall, (54), a director and former COO of Aon UK, is joining the board next month as Chief Operating Officer (COO). In addition, Mike Ellis, (56), former Group Finance Director at HBOS plc, is rejoining the Group and the Board in September to resume his previous responsibilities as Finance Director. Mike is joining HBOS following Phil Hodkinson's, (49), decision to retire as Group Finance Director on his 50th birthday next April.

Jo Dawson, (45), Chief Executive, Insurance & Investment, will take responsibility with immediate effect for Retail Distribution - including the Retail branch network, and HBOS's other retail sales, intermediary and specialist banking teams - in addition to her existing Insurance & Investment responsibilities. Dan Watkins, (44), currently Group Risk Director and a member of the Executive Committee, joins the board as Chief Executive, Retail Products. Dan will be responsible for the design and manufacture of the Group's Retail products, including marketing and e-commerce. Following these structural changes, Benny Higgins, (46), CEO, Retail, has decided to leave the Group. Benny will leave at the end of the year and will work with Jo Dawson and Dan Watkins in the interim period.

Philip Gore-Randall will join the board, subject to FSA approval, in September. He will be responsible for IT, major change programmes, the Group's cost efficiency improvement programme and a range of other Group functions. Philip is a chartered accountant with extensive experience in the UK and overseas at a senior level in large financial organisations. As well as being COO at AON, he was Chairman and Chief Executive at Aon Risk Services. A Managing Partner at Andersen for many years, Philip was subsequently elected UK Managing Partner and then appointed Managing Partner and Chief Operating Officer for the worldwide practice.

Mike Ellis will be responsible for business planning and performance, investor relations, and a range of other functions. Mike will rejoin the board, subject to FSA approval on 25th September and will work closely with Phil before he leaves the Group on 30th April 2008. From 1st January 2008, Mike will assume the role of Group Finance Director; Phil will then work closely with him on the preparation of the 2007 results and will continue to lead the Group's corporate responsibility and climate change programmes. Mike Ellis retired as Group Finance Director at HBOS at the end of 2005 following 17 years service at the Group.

Phil Hodkinson was appointed CEO of the Group's Insurance & Investment division in 2001. Under Phil's leadership, HBOS delivered very significant growth across its Insurance & Investment business, including the successful launch of Halifax Home Insurance and the first no load bancassurance range in the UK. In 2005, Phil was appointed Group Finance

Director with responsibility for business planning and performance, investor relations and a range of other important functions. He also has board level accountability for corporate responsibility and the HBOS Foundation, an independent, registered charity funded by donations from the Group. Phil is also a board member of Business in the Community.

Jo Dawson joined the board in May 2006, as Chief Executive, Insurance & Investment, with responsibility for developing the Group's position as the UK's largest investment provider and a leading player in general insurance. Jo joined the Halifax in 2000 as General Manager, Retail Sales, with responsibility for sales management and the development of the UK's largest bancassurance business.

Dan Watkins, currently Group Risk Director, was previously Retail Risk Director and, prior to that, Managing Director, at Birmingham Midshires, the Group's specialist mortgage lending arm. Dan led the very successful development of the Birmingham Midshires franchise, including the doubling of its mortgage book and a significant expansion in liquid savings. Dan joined the Group from Morgan Grenfell in 1993.

Benny Higgins joined HBOS in May 2006 from Royal Bank of Scotland where he was Head of Retail Banking. At HBOS, Benny has successfully managed the Group's Retail business, including maintaining its leadership position in mortgages. He also led the Group's continued significant growth in current accounts and the expansion of its liquid savings book, reinforcing HBOS's number one position in the process.

Following these changes, the executive directors are: Andy Hornby (Group Chief Executive); Phil Hodkinson/Mike Ellis (Group Finance Director/Group Finance Director Designate); Philip Gore-Randall (Chief Operating Officer); Peter Cummings (Chief Executive, Corporate); Jo Dawson (Chief Executive, Retail Distribution and Insurance & Investment); Dan Watkins (Chief Executive, Retail Products); Colin Matthew (Chief Executive, International and Treasury & Asset Management).

Andy Hornby, Group Chief Executive said:

"I am delighted that Philip Gore-Randall is joining the Group. Philip has extensive commercial experience at the highest level. His management and leadership skills will be a great asset to the Group.

Phil Hodkinson has made a major contribution to the Group both as Finance Director and Chief Executive of our Insurance & Investment business. We are naturally sorry to see Phil leave but understand his wish to pursue other interests, especially in the charitable sector where he is already very active.

In Mike Ellis, we welcome back to the Group someone with an intimate knowledge of HBOS. I know Mike is really looking forward to getting fully involved again.

The structural changes we have introduced in our Retail business are right for the Group. Benny Higgins felt that the new structure was not right for him so he has decided to move on. We thank Benny for his contribution during his time at HBOS and wish him all the best in the future.

Jo Dawson and Dan Watkins have outstanding track records developing and leading businesses within our Retail and Insurance & Investment divisions. They are exceptionally well placed to develop our Retail and Insurance & Investment franchises."

Philip Gore-Randall commented:

"I am very pleased to be joining HBOS. HBOS is a very strong business with exciting growth plans. I look forward to helping to drive those plans forward."

Phil Hodkinson said:

"I have really enjoyed the seven years I have been an executive director at HBOS. I am particularly pleased to be handing over to Mike Ellis, with whom I worked for a number of years. I feel the time is right for me to do other things, particularly in the charity world, but I will continue to take a close interest in HBOS."

Mike Ellis said:

"It is great to be back. HBOS is a first class organisation which I know very well. Having tried the 'plural life' for a few years, I am really looking forward to being 'singular' once more and fully involved in the business."

Benny Higgins commented:

"I have really enjoyed working with so many colleagues across HBOS so it has not been an easy decision for me to leave. I wish the Group all the best in the future."

Investor Relations

John Hope
Investor Relations
(0131) 243 5508
johnhope@hbosplc.com

Press Office

Shane O'Riordain/Mark Hemingway
Group Communications
0131 243 5572
Shaneo'riordain@hbosplc.com
markhemingway@hbosplc.com

Notes to Editors

1. Philip Gore-Randall

Philip Gore-Randall is a chartered accountant by profession. A Managing Partner at Andersen for many years, Philip was subsequently elected UK Managing Partner and then appointed Managing Partner and Chief Operating Officer for the worldwide practice. He managed the wind down of Andersen worldwide. Philip is a graduate of the University of Oxford.

2. Mike Ellis

Mike joined the Halifax in 1987 as Group Treasurer and in 1992 became General Manager, Treasury & European Operations. In 1996 he became Banking and Savings Director; in 1999 he was appointed Chief Operating Officer of the Halifax. Following the merger of the Halifax and Bank of Scotland in 2001, Mike was appointed Group Finance Director of HBOS plc.

3. Phil Hodkinson

After a career in the life assurance industry, including senior management positions at Allied Dunbar, Eagle Star and Zurich Financial Services, Phil Hodkinson was appointed Chief Executive of the Insurance & Investment division at HBOS in September 2001. Phil is a Fellow of the Institute of Actuaries and a graduate from the University of Cambridge. He is also a non executive director for the BT Group.

4. Jo Dawson

Jo joined the Halifax in 2000 as General Manager, Retail Sales, from Green Flag where she had been Business Development Director. Prior to that, Jo held a number of senior management positions at NatWest in both the Retail and Corporate divisions. Jo Dawson was appointed Group Risk Director in early 2005 and joined the Executive Committee. She is a graduate of Cambridge University and has an MBA from Warwick Business School.

5. Dan Watkins

Dan joined Birmingham Midshires from Morgan Grenfell in 1993. After holding a number of senior management positions at Birmingham Midshires, Dan was appointed Managing Director. He subsequently led the very successful expansion of the Birmingham Midshires business. Under his leadership, profits and the mortgage book both doubled in size. Dan then moved from Birmingham Midshires to become Risk Director in the Retail division. He was appointed Group Risk Director and a member of the Executive Committee last year.

6. Benny Higgins

Benny Higgins joined HBOS in May 2006 from Royal Bank of Scotland where he was Head of Retail Banking and led the successful integration of NatWest Retail within the wider group. An actuary, Benny was at Standard Life for a number of years and was a member of the Group Executive there. Benny is also a mathematics graduate from the University of Glasgow.

END

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

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RECEIVED

2007 SEP 17 A 11:-2

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	11:13 10-Aug-07
Number	8901B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)....................................

3. Name of *person discharging managerial responsibilities/director*

Phil Hodkinson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

11,235

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£8.90

14. Date and place of transaction

10 August 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

347,706

16. Date issuer informed of transaction

10 August 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Lysanne Black, Senior Deputy Company Secretary

Date of notification

10 August 2007

END

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

RECEIVED

Go to market news section

2007 SEP 17 A 11:-1

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:10 10-Aug-07
Number	9075B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)..................................

3. Name of *person discharging managerial responsibilities/director*

Dennis Stevenson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

State Street Nominees Ltd

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

28,500

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£8.77

14. Date and place of transaction

10 August 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

406,892

16. Date issuer informed of transaction

10 August 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Lysanne Black, Senior Deputy Company Secretary

Date of notification

10 August 2007

END
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©2007 London Stock Exchange plc. All rights reserved

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:35 10-Aug-07
Number	9236B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	9 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities	26,152,340	(2.071%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,152,340	(2.071%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,765	£6.273

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 13-Aug-07
Number	9296B

RNS Number:9296B
HBOS PLC
13 August 2007

HBOS plc

HBOS plc announces that on 10 August 2007 it purchased 1,000,000 of its ordinary shares at a price of 875.1771 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,502,000 of its ordinary shares in Treasury and has a total of 3,738,334,585 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

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RECEIVED

2007 SEP 17 A 11:-7

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Spice plc
Released	15:25 13-Aug-07
Number	0014C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Spice plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	10 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	796,282	(1.489%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	796,282	(1.489%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	6,300	£5.630

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 August 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	15:27 13-Aug-07
Number	0016C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	10 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,709,368	(1.481%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,709,368	(1.481%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,929	Transfer in

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	16:27 13-Aug-07
Number	9931B

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W), the Supplemental Prospectus dated 1st August 2007 was published on 3rd August 2007 (Regulatory Announcement number 5450B).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

JPY 850,000,000 0.375 per cent. Fixed Rate Notes due 30 December 2008,
ISIN No. XS0312978777

http://www.rns-pdf.londonstockexchange.com/rns/9931b_-2007-8-13.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be

relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	14:40 14-Aug-07
Number	0781C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	13 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,068,658	(1.166%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,068,658	(1.166%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c). Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,850	£1.838

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc All rights reserved

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	14:42 14-Aug-07
Number	0788C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	13 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	17,716,564	(1.482%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,716,564	(1.482%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	7,196	£6.395

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	**NO**
Date of disclosure	14 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:44 14-Aug-07
Number	0791C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	13 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,159,787	(2.072%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,159,787	(2.072%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,447	£6.085

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:00 14-Aug-07
Number	0740C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)...................................

3. Name of *person discharging managerial responsibilities/director*

Coline McConville

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

The Australia Trust

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial interest held by Coline McConville

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Vivat Trustees Limited as Trustee of The Australia Trust

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

5,590

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

£8.94375

14. Date and place of transaction

13 August 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

10,910

16. Date issuer informed of transaction

13 August 2007

26. Name of contact and telephone number for queries

0131 243 5557

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

14 August 2007

END
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©2007 London Stock Exchange plc All rights reserved

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 15-Aug-07
Number	0984C

RNS Number:0984C
HBOS PLC
15 August 2007

HBOS plc

HBOS plc announces that on 14 August 2007 it purchased 500,000 of its ordinary shares at a price of 895.26 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,002,000 of its ordinary shares in Treasury and has a total of 3,737,836,985 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

Go to market news section

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	11:43 15-Aug-07
Number	1391C

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W), the Supplemental Prospectus dated 1st August 2007 was published on 3rd August 2007 (Regulatory Announcement number 5450B).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive").

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 23,600,000 4.6275 per cent. Fixed Rate Notes due 9 August 2010,
ISIN No. XS0315134212

http://www.rns-pdf.londonstockexchange.com/rns/1391c_-2007-8-15.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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©2007 London Stock Exchange plc All rights reserved

RECEIVED

2007 SEP 17 A 11:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm
Released	11:55 15-Aug-07
Number	1475C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	14 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	67,524,931	(2.814%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	67,524,931	(2.814%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	25,185	£0.113
Sale	25,185	£0.113

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 August 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	11:56 15-Aug-07
Number	1476C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	14 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,159,787	(2.072%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,159,787	(2.072%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,015	£6.220
Sale	1,015	£6.220

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9)	**NO**

Date of disclosure	15 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 16-Aug-07
Number	1862C

RNS Number:1862C
HBOS PLC
16 August 2007

HBOS plc

HBOS plc announces that on 15 August 2007 it purchased 750,000 of its ordinary shares at a price of 874.8388 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,752,000 of its ordinary shares in Treasury and has a total of 3,737,086,985 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc All rights reserved

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:20 16-Aug-07
Number	2647C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	15 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,146,636	(2.070%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,146,636	(2.070%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	13,151	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	15:25 16-Aug-07
Number	2652C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	15 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,065,159	(1.166%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,065,159	(1.166%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	3,500	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 17-Aug-07
Number	2846C

RNS Number:2846C
HBOS PLC
17 August 2007

HBOS plc

HBOS plc announces that on 16 August 2007 it purchased 500,000 of its ordinary shares at a price of 856.081 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,252,000 of its ordinary shares in Treasury and has a total of 3,736,586,985 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends provident
Released	12:25 17-Aug-07
Number	3537C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	16 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	25,063,509	(1.166%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,063,509	(1.166%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,650	£1.76025

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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©2007 London Stock Exchange plc. All rights reserved

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm
Released	12:27 17-Aug-07
Number	3540C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	16 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	72,524,933	(3.022%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	72,524,933	(3.022%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,500,000	£0.103
Purchase	2,500,000	£0.105

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 August 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc All rights reserved

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm
Released	15:28 20-Aug-07
Number	5048C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	17 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	77,524,933	(3.230%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	77,524,933	(3.230%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	5,000,000	£0.105

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 August 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:00 20-Aug-07
Number	5085C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii) ....

3. Name of *person discharging managerial responsibilities/director*

Sir Ron Garrick

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

a) 3,210
b) 190
c) 1,300

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

a) £8.63
b) £8.51
c) £8.50

14. Date and place of transaction

17 August 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

29,236

16. Date issuer informed of transaction

17 August 2007

26. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

20 August 2007

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	HBOS - Grampian ABCP
Released	14:30 21-Aug-07
Number	5730C

HBOS plc

GRAMPIAN ABCP

In the light of current market conditions for funding through Asset Backed Commercial Paper programmes, HBOS plc announces that Grampian will use facilities provided by HBOS plc to repay maturing ABCP until such time as market pricing improves to a level acceptable to HBOS. Grampian, with the highest rated A1+ commercial paper from S&P and P1 rating from Moody's is supported by HBOS liquidity lines sufficient to replace the whole of the ABCP outstanding . This action will have no material adverse impacts on HBOS plc.

Contact:

Charles Wycks
Director of Investor Relations
HBOS plc
Tel: 0131 243 5509
Mob: 07747 790456
E mail: CharlesWycks@HBOSplc.com

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©2007 London Stock Exchange plc. All rights reserved

RECEIVED

2007 SEP 17 A 11:30

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:16 21-Aug-07
Number	5774C

Free annual report

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	20 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	25,680,102	(2.033%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,680,102	(2.033%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	466,535	£6.165

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:20 22-Aug-07
Number	6511C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	21 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,678,129	(2.033%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,678,129	(2.033%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,973	£6.080

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	22 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc All rights reserved

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm
Released	14:22 22-Aug-07
Number	6513C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	21 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	78,024,933	(3.251%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	78,024,933	(3.251%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	500,000	£0.108

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 August 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 23-Aug-07
Number	6782C

HBOS plc announces that on 22 August 2007 it purchased 500,000 of its ordinary shares at a price of 884.3657 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,752,000 of its ordinary shares in Treasury and has a total of 3,736,116,228 ordinary shares (excluding shares held in Treasury) in issue.

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©2007 London Stock Exchange plc. All rights reserved

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:20 23-Aug-07
Number	7235C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	22 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,922,789	(1.973%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,922,789	(1.973%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	755,340	£6.245

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	15:43 24-Aug-07
Number	8003C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	23 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,717,394	(1.482%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,717,394	(1.482%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer in	828	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	**NO**

Date of disclosure	24 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters plc
Released	14:33 28-Aug-07
Number	8769C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	24 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,903,289	(1.971%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,903,289	(1.971%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	19,500	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:01 29-Aug-07
Number	9057C

HBOS plc announces that on 28 August 2007 it purchased 500,000 of its ordinary shares at a price of 873.3289 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,252,000 of its ordinary shares in Treasury and has a total of 3,735,616,228 ordinary shares (excluding shares held in Treasury) in issue.

END

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©2007 London Stock Exchange plc All rights reserved

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Imprint plc
Released	12:23 29-Aug-07
Number	9377C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imprint plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	28 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	860,692	(2.263%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	860,692	(2.263%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	12,843	£1.745

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Xansa plc
Released	12:24 29-Aug-07
Number	9378C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Xansa plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	28 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,172,324	(1.772%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,172,324	(1.772%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	24,266	£1.275

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	12:31 29-Aug-07
Number	9382C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	28 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,887,950	(1.970%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,887,950	(1.970%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	15,339	£6.322

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:01 30-Aug-07
Number	9784C

HBOS plc announces that on 29 August 2007 it purchased 500,000 of its ordinary shares at a price of 864.6132 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,752,000 of its ordinary shares in Treasury and has a total of 3,735,117,828 ordinary shares (excluding shares held in Treasury) in issue.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc All rights reserved

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	15:25 30-Aug-07
Number	0286D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	29 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,728,202	(1.483%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,728,202	(1.483%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	8,287	£6.317
Transfer in	2,521	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:28 30-Aug-07
Number	0289D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	29 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,896,526	(1.971%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,896,526	(1.971%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	8,576	£6.260

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 August 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Total Voting Rights
Released	14:39 31-Aug-07
Number	1089D

HBOS plc

VOTING RIGHTS AND CAPITAL

In conformity with the provisions of the Transparency Directive, HBOS plc hereby notifies that, as at today's date, HBOS plc's issued ordinary share capital consists of 3,742,875,828 shares of 25p each, of which 7,752,000 are held in Treasury.

Therefore, HBOS plc's total issued voting capital excluding shares held in Treasury is 3,735,123,828 ordinary shares of 25p each. This figure (3,735,123,828 ordinary shares) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HBOS plc under the FSA's Disclosure and Transparency Rules.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc All rights reserved

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	08	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	4,800		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	4,800
UK Postcode HX1 2RG		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s): HBOS plc	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed .... Date 8/8/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	13	08	2007
To			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,400		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	2,400
UK Postcode: HX1 2RG		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s): HBOS plc	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY Date 14/08/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	07	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	684		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	684
UK Postcode: HX1 2RG		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s): HBOS plc	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18/7/07

** A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25 07 2007	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	10,000	27,910	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	655.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 37,910
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): HBOS plc Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date**

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ASSISTANT

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	08	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	4,800		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 4,800
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): HBOS plc Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Lyzanne W Black DEPUTY Date 7/8/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	08	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,400		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 2,400
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): HBOS plc Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lyanne W Black Date 7/8/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	08	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7,606,380		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	945.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 7,606,380
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): HBOS plc Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed *Lysanne W Black* Date 7/8/07

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	1,500,000		
Date(s) shares delivered to the company	28/06/2007		
For each share: Nominal value	25p		
Maximum price paid	999.4167p		
Minimum price paid	999.4167p		

The aggregate amount paid by the company for the shares to which this return relates was. £14,991,250.01

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £74,960.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] Date 26/06/07

(**a ~~director~~ / Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06

Companies House
for the record

£75,340

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Please do not write in the space below. For HM Revenue & Customs use only

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	1,500,000		
Date(s) shares delivered to the company	29/06/2007		
For each share: Nominal value	25p		
Maximum price paid	1004.487333p		
Minimum price paid	1004.487333p		

The aggregate amount paid by the company for the shares to which this return relates was: £15,067,310.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £75,340.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 3/7/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

169(1B)

£97,710

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	2,000,000		
Date(s) shares delivered to the company	02/07/2007		
For each share:			
Nominal value	25p		
Maximum price paid	977.0625p		
Minimum price paid	977.0625p		

The aggregate amount paid by the company for the shares to which this return relates was:	£19,541,250-00
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£97,710-00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 3/7/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06

END